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UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

08058034

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2007)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 24 2008
THOMSON REUTERS

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on September 19, 2008.

United Mexican States

By: ______________________
Gerardo Rodríguez Regordosa
Deputy Undersecretary for Public
Credit of the Ministry of Finance and
Public Credit

SEC
Mail Processing
Section
SEP 19 2008
Washington, DC
105

1/72

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

EXHIBIT INDEX

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

CUARTA SECCION

PODER EJECUTIVO

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

PRESUPUESTO de Egresos de la Federación para el Ejercicio Fiscal 2008.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

FELIPE DE JESÚS CALDERÓN HINOJOSA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV, DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2008

Artículo Único: Se expide el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008, para quedar como sigue:

TÍTULO PRIMERO

DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el año 2008, se realizará conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en las disposiciones que, en el marco de dicha Ley, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

Artículo 2. La interpretación del presente Decreto, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a las secretarías de Hacienda y Crédito Público y de la Función Pública, en el ámbito de sus respectivas atribuciones, conforme a las definiciones y conceptos que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto deba remitirse a la Cámara de Diputados, será enviada a la Mesa Directiva de la misma, quien turnará dicha información a las comisiones competentes, sin perjuicio de que podrán ser remitidas directamente a las comisiones que expresamente se señalen en este Decreto.

CAPÍTULO II

De las erogaciones

Artículo 3. El gasto neto total previsto en el presente Presupuesto de Egresos, importa la cantidad de $2,569,450,200,000.00, y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008.

En términos de los artículos 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 1 y 2 de la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008, el gasto neto total previsto en el párrafo anterior se modificará para dar cumplimiento a las obligaciones establecidas en favor de los trabajadores del Estado en la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, conforme a lo dispuesto en el artículo Vigésimo Primero Transitorio del Decreto por el que se expide la última ley citada, publicado el 31 de marzo de 2007 en el Diario Oficial de la Federación.

Artículo 4. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a VI de este Presupuesto de Egresos. En el Tomo I se incluyen los requerimientos de información establecidos en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 4 de este Decreto y en el Tomo V del Presupuesto de Egresos;

V. El capítulo específico que incorpora las previsiones salariales y económicas se incluye en el Anexo 5 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en el Anexo de este Decreto y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarias durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Formarán parte de dicha asignación global las erogaciones que se prevean en el Presupuesto de Egresos para dar cumplimiento a las obligaciones establecidas en favor de los trabajadores al servicio del Estado, en términos de lo dispuesto en los artículos Vigésimo Primero Transitorio del Decreto por el que se expide la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, publicado el 31 de marzo de 2007 en el Diario Oficial de la Federación; 1 y 2 de la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008 y 3 del presente Decreto;

VI. Los recursos para atender a la población indígena se señalan en el Anexo 6 de este Decreto, en los términos del artículo 2, apartado B, de la Constitución Política de los Estados Unidos Mexicanos;

VII. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 7 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

VIII. El monto total de los recursos previstos para el Programa de Ciencia y Tecnología, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 8 de este Decreto;

IX. Las erogaciones de aquellos programas que incorporan la perspectiva de género, se señalan en el Anexo 9 de este Decreto;

X. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuye conforme a lo establecido en el Anexo 10 de este Decreto;

XI. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 11 de este Decreto;

XII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 12 de este Decreto.

Las previsiones para servicios personales referidas en el párrafo anterior que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el artículo 18 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XIII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 13 de este Decreto;

XIV. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 14 de este Decreto;

XV. Los límites de percepción ordinaria neta mensual a que se refiere el artículo 19 de este Decreto se señalan en el Anexo 15 de este Decreto;

XVI. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 16 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XVII. Los programas sujetos a reglas de operación se señalan en el Anexo 17 de este Decreto;

XVIII. El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo establecido en el Anexo 18 de este Decreto;

XIX. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 19 de este Decreto, y

XX. Los recursos en materia de cultura se prevén en el Anexo 23-B de este Decreto.

Artículo 5. El gasto programable previsto para el Ramo General 23 Provisiones Salariales y Económicas, se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen previsiones para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos;

II. Las dependencias y entidades podrán solicitar autorización a la Secretaría de Hacienda y Crédito Público para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas o al mecanismo de pago correspondiente, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir en definitiva la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social. Dichas medidas se sujetarán a lo siguiente:

a) Las plazas correspondientes a los servidores públicos que concluyan en definitiva la prestación de sus servicios en la Administración Pública Federal, se cancelarán en los términos de las disposiciones aplicables;

b) Las dependencias, con cargo a los ahorros que generen en sus respectivos presupuestos de servicios personales por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2010, en los plazos y condiciones que señalen las disposiciones aplicables, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia.

En los mismos términos, las entidades solicitarán a la Secretaría de Hacienda y Crédito Público las adecuaciones a sus respectivos presupuestos por el monto que hayan utilizado para cubrir las compensaciones a los servidores públicos a su cargo. En caso contrario, dicha Secretaría realizará las adecuaciones presupuestarias por los montos que correspondan;

c) Los recursos restituidos serán destinados a mejorar la meta de balance presupuestario;

d) Los ahorros generados, una vez descontado el monto correspondiente para restituir los recursos utilizados en las medidas a que se refiere esta fracción, podrán destinarse a los programas de la dependencia o entidad que haya generado dicho ahorro y a la implantación y operación del Servicio Profesional de Carrera en la Administración Pública Federal, siempre y cuando no implique la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni puestos de libre designación ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales;

e) El Ejecutivo Federal reportará en los Informes Trimestrales sobre el ejercicio de los recursos a que se refiere esta fracción.

En su caso, las medidas a que se refiere esta fracción podrán autorizarse para la liquidación de los servidores públicos que correspondan y los gastos asociados a ésta, así como a los pagos que se originen como consecuencia de la desincorporación de entidades o de la eliminación de unidades administrativas de las dependencias, en los términos de las disposiciones aplicables, sujetándose en lo conducente a lo dispuesto en los incisos de esta fracción.

Los Poderes Legislativo y Judicial, así como los entes autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría de Hacienda y Crédito Público, siempre y cuando cancelen las plazas correspondientes y restituyan los recursos en los términos del inciso b) de esta fracción; asimismo, podrán destinar los ahorros que resulten a sus programas, siempre y cuando no implique la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría de Hacienda y Crédito Público;

III. Los recursos para atender los gastos asociados a ingresos petroleros se destinarán exclusivamente a los destinos y en los términos previstos en las disposiciones aplicables y en el presente Decreto, y

IV. Las asignaciones presupuestarias para atender gastos en materia de desastres naturales; el programa salarial; las provisiones económicas relativas a programas y acciones para el desarrollo regional y metropolitano, el Programa para la Fiscalización del Gasto Federalizado, y las demás asignaciones que integran el ramo a que se refiere este artículo, se deberán ministrar y ejercer conforme a las disposiciones aplicables y a lo dispuesto en este Decreto.

La Secretaría de Gobernación deberá promover las modificaciones necesarias a las reglas de operación del Fondo para la Prevención de Desastres para que los gobiernos municipales puedan postular proyectos y propuestas de acciones preventivas a los que se puedan asignar recursos de este Fondo.

CAPÍTULO III

De las entidades de control directo

Artículo 6. Petróleos Mexicanos, en el ejercicio de su presupuesto consolidado se sujetará a las metas de balance de operación, primario y financiero que comprometa ante la Secretaría de Hacienda y Crédito Público en términos de lo establecido en el Tomo V de este Presupuesto de Egresos, y a lo siguiente:

I. A efecto de que Petróleos Mexicanos mantenga sus metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, deberá apegarse a lo dispuesto en el artículo 21 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, para efectos de la evaluación de estas metas se tomarán en cuenta las siguientes consideraciones:

a) La cantidad que exceda del monto correspondiente a la importación de mercancía para reventa por $159,010,234,063.00, no se considerará para evaluar el cumplimiento de las metas de balance de operación, primario y financiero;

b) En caso de que durante el ejercicio fiscal se presenten retrasos en la cobranza por ventas de combustibles realizadas a organismos públicos del sector eléctrico, dicho retraso no se considerará para evaluar las metas de balance de operación, primario y financiero.

En caso de que dichas condiciones sean ajenas a la operación de esta entidad, la Secretaría de Hacienda y Crédito Público determinará el mecanismo para evaluar las metas de balance de operación, primario y financiero;

II. Petróleos Mexicanos podrá realizar erogaciones adicionales, en el caso de que los ingresos petroleros excedan los proyectados en el artículo 1, fracción VII, numeral 1, inciso A, de la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008, en los términos del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

III. Las medidas de compensación a que se refieren las fracciones I y II de este artículo, deberán realizarse con la autorización de la Secretaría de Hacienda y Crédito Público para efectos de la situación de las finanzas públicas, observando las metas de balance de operación, primario y financiero de Petróleos Mexicanos.

Petróleos Mexicanos deberá informar a la Secretaría de Hacienda y Crédito Público sobre el comportamiento mensual de los balances de operación, primario y financiero, dentro de los 25 días hábiles siguientes a la terminación del mes, y

IV. Para fines del cumplimiento de los balances de operación, primario y financiero, trimestrales y anuales, Petróleos Mexicanos, con la aprobación de su órgano de gobierno, deberá:

a) Informar mensualmente a la Secretaría de Hacienda y Crédito Público y a la Cámara de Diputados, los ingresos netos obtenidos en su flujo de efectivo;

b) Realizar el registro de las adecuaciones presupuestarias externas en forma consolidada;

c) Establecer sus propias medidas de racionalidad, austeridad y disciplina presupuestaria, así como otras medidas equivalentes cuando menos a las señaladas en el artículo 16 de este Decreto y conforme a lo establecido en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y del artículo Segundo, fracciones II y III, del Decreto que reforma y adiciona dicha ley, publicado en el Diario Oficial de la Federación el 1 de octubre de 2007. Petróleos Mexicanos informará, a más tardar el último día hábil de enero, a la Cámara de Diputados y a las secretarías de Hacienda y Crédito Público y de la Función Pública, su programa anual de racionalidad, austeridad y disciplina presupuestaria.

Los montos del Anexo 1.D. de este Decreto incluyen las previsiones de Petróleos Mexicanos para cubrir las obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el artículo 22 de este Decreto.

Los montos para Petróleos Mexicanos incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere el artículo 32, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo V de este Presupuesto de Egresos.

La cifra que señala el Anexo 1.D. de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

El titular y los servidores públicos competentes de Petróleos Mexicanos deberán cumplir con las metas de balance de operación, primario y financiero y con el presupuesto autorizado de la entidad.

Artículo 7. La Comisión Federal de Electricidad y Luz y Fuerza del Centro deberán sujetarse a lo siguiente:

I. Los montos señalados en el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el artículo 22 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere el artículo 32, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo V de este Presupuesto de Egresos;

II. El monto señalado en el Anexo 1.D. de este Decreto para Luz y Fuerza del Centro refleja el monto neto, por lo que no incluye las erogaciones por concepto de compra de energía a la Comisión Federal de Electricidad;

III. La cantidad que el Anexo 1.D. de este Decreto destina para la Comisión Federal de Electricidad, refleja el monto neto sin incluir erogación alguna por concepto de aprovechamientos, así como ninguna transferencia del Gobierno Federal para el otorgamiento de subsidios;

IV. Dentro de los primeros dos meses del año, deberán informar a la Cámara de Diputados sobre los subsidios otorgados en el 2007 a los consumidores, diferenciando cada una de las tarifas eléctricas, y

V. Luz y Fuerza del Centro deberá instrumentar, a más tardar en el primer trimestre de 2008, un programa de acciones autorizado por su órgano de gobierno y la Secretaría de Energía, encaminado a reducir las pérdidas no técnicas en un 20 por ciento del monto total de las mismas. Luz y Fuerza del Centro podrá disponer de los montos recuperados para sus requerimientos de inversión conforme a las disposiciones aplicables en materia de ingresos excedentes y previo análisis del cumplimiento del programa por la Comisión Intersecretarial de Gasto Financiamiento, la cual podrá emitir las recomendaciones que juzgue convenientes para el estricto cumplimiento del programa. Luz y Fuerza del Centro deberá remitir a la Cámara de Diputados y a la Auditoría Superior de la Federación un informe semestral de los resultados de la aplicación de este programa.

Los titulares y los servidores públicos competentes de las entidades a que se refiere este artículo y del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, deberán cumplir, según corresponda, con las metas de balance de operación, primario y financiero, así como con los presupuestos autorizados y las metas físicas e indicadores aprobados a dichas entidades e incluir sus avances en los informes trimestrales.

Artículo 8. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $272,088,700,000.00. El Gobierno Federal aportará al Instituto la cantidad de $43,903,000,000.00, como aportaciones para los seguros; la cantidad de $75,648,000,000.00, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicado en el Diario Oficial de la Federación el 21 de diciembre de 1995, así como la cantidad de $999,000,000.00 para que, en los términos del artículo 141 de dicha Ley, la cuantía de la pensión por invalidez alcance el monto previsto como pensión garantizada.

Durante el ejercicio fiscal de 2008, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $11,928,300,000.00, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable y para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO

DEL FEDERALISMO

CAPÍTULO ÚNICO

De los recursos federales transferidos a las entidades federativas y a los municipios

Artículo 9. Los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales del Distrito Federal se sujetarán a las reglas siguientes:

I. El resultado de la distribución entre las entidades federativas, de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal.

El Consejo Nacional de Seguridad Pública promoverá que el 20% de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal se distribuyan a los municipios conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Conforme a lo dispuesto en el artículo 33, fracción IV, de la Ley de Coordinación Fiscal, el ejercicio de los recursos del Fondo de Aportaciones para la Infraestructura Social será informado por las entidades federativas al Ejecutivo Federal, por conducto de la Secretaría de Desarrollo Social. Dicha información incluirá el reporte por cada municipio en el caso del Fondo de Aportaciones para la Infraestructura Social Municipal. La Secretaría de Desarrollo Social remitirá trimestralmente dicha información a la Comisión de Desarrollo Social de la Cámara de Diputados.

La distribución del Fondo de Aportaciones para la Educación Básica y Normal, derivado de la aplicación de la nueva fórmula establecida en la Ley de Coordinación Fiscal, se sujetará a una auditoría externa relativa a la matrícula escolar de los tipos educativos atendidos por dicho Fondo en las entidades federativas, las nóminas de personal docente y de apoyo, y realizar compulsa de plazas de los distintos tipos de educación básica, así como su lugar de ubicación. Las auditorías deberán coordinarse por las secretarías de Educación Pública, de la Función Pública y, en su caso, por la Auditoría Superior de la Federación. Los resultados de las auditorías deberán ser enviados a la Cámara de Diputados durante el primer semestre del ejercicio fiscal.

Los recursos a que se refiere el párrafo anterior deberán sujetarse, en términos de la Ley de Coordinación Fiscal, a las disposiciones aplicables en la etapa del ejercicio del gasto por éstas. Las autoridades correspondientes, para aplicar dichos recursos, verificarán que el personal cumple con sus obligaciones en términos de los contratos laborales correspondientes, realizándose en su caso la compulsa entre la nómina y el registro de asistencia.

II. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, emitirá a más tardar el 15 de febrero los lineamientos para dar cumplimiento a lo dispuesto en los artículos 85, fracción II de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 48 de la Ley de Coordinación Fiscal, respecto a los informes que las entidades federativas deberán presentar sobre los recursos federales correspondientes a las aportaciones federales, subsidios y a los convenios de coordinación en materia de descentralización o reasignación. Asimismo, la Comisión Permanente de Funcionarios Fiscales podrá emitir opinión respecto al sistema de información que se establezca para que las entidades federativas envíen la información en términos de dichas leyes.

Las entidades federativas y, por conducto de éstas, los municipios y las demarcaciones territoriales del Distrito Federal, informarán en los términos de esta fracción, los recursos suministrados y ejercidos conforme a los conceptos, actividades y programas autorizados, acciones, metas e indicadores comprometidos, así como los resultados obtenidos;

III. Las dependencias y entidades sólo podrán transferir recursos federales a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal, a través de las tesorerías de las entidades federativas, salvo en el caso de ministraciones relacionadas con obligaciones de las entidades federativas garantizadas con la afectación de sus participaciones en términos de lo dispuesto en el artículo 9 de la Ley de Coordinación Fiscal;

IV. En caso de que en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha Ley, los ajustes que fueran necesarios realizar a los recursos federales destinados a las entidades federativas deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

V. Los recursos federales vinculados con ingresos derivados de la exportación petrolera que, en los términos de las disposiciones aplicables, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables al Fondo de Infraestructura en los Estados, FIES, y a los lineamientos que emita la Secretaría de Hacienda y Crédito Público;

VI. Las entidades federativas y los municipios estarán obligados a ejercer, informar y rendir cuentas sobre los recursos federales correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, conforme a lo dispuesto en los artículos 79 y 134 de la Constitución Política de los Estados Unidos Mexicanos, en las leyes de Coordinación Fiscal, Federal de Presupuesto y Responsabilidad Hacendaria y de Fiscalización Superior de la Federación y, con base en éstas, en lo siguiente:

a) La Secretaría de Hacienda y Crédito Público, a más tardar el 15 de enero, expedirá lineamientos generales de operación para la entrega de los recursos, los cuales deberán considerar, como mínimo, lo siguiente:

i) Definir las dependencias coordinadoras de los Fondos del Ramo General 33;

ii) Definir la mecánica para establecer indicadores de resultados por fondo, en coordinación con las entidades federativas, la Secretaría de la Función Pública y el Consejo Nacional de Evaluación de la Política de Desarrollo Social;

iii) Establecer el formato para que las entidades federativas y sus municipios reporten el ejercicio de los recursos federales y sobre la evaluación de resultados de cada fondo;

b) Las entidades federativas y los municipios, en el ejercicio de los recursos federales correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, deberán cumplir con las disposiciones establecidas en las leyes citadas en esta fracción para:

i) Publicar en el periódico oficial de la entidad federativa correspondiente, a más tardar el 15 de febrero, la distribución por municipio de las aportaciones federales que en términos de la Ley de Coordinación Fiscal les correspondan, así como el calendario para la ministración mensual de dichos recursos federales por municipio;

ii) Informar en términos de los artículos 48 y 49 de la Ley de Coordinación Fiscal, sobre el ejercicio de las aportaciones federales, incluyendo un informe pormenorizado del Fondo de Infraestructura Social Municipal y del Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, reportando el avance de las obras respectivas y, en su caso, los montos de los subejercicios;

iii) No realizar la transferencia de recursos entre los fondos;

iv) Transparentar los pagos que se realicen en materia de servicios personales en aquellos Fondos que tienen dicho destino específico, entre otros, para homologar la denominación de las plazas o puestos que sirven de base para presupuestar los recursos por transferir; mantener actualizados documentalmente y en las bases de datos correspondientes, los movimientos operados, tanto del personal, como de los centros de trabajo; los tabuladores de sueldos; transparentar las licencias con goce de sueldo que se autoricen; el desempeño de más de un empleo sujeto a justificación;

v) Aplicar los recursos del Fondo de Infraestructura Social Municipal en obras y acciones que beneficien directamente a población en rezago social y pobreza extrema, para lo cual se definan metas anuales y de mediano plazo en la cobertura de atención de los servicios básicos relativos al agua potable, drenaje, electrificación y caminos;

vi) En el caso del Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, dar preferencia al financiamiento de los siguientes rubros: obligaciones financieras, seguridad pública y otras prioridades del municipio, dando atención preferente a la realización de proyectos de alto impacto en el desarrollo del municipio, considerando en este rubro: obras de infraestructura que atiendan problemas sustantivos; acciones de modernización de los sistemas fiscales que permitirán a los municipios incrementar sus ingresos, y en general, aquellos proyectos que signifiquen un aumento sustantivo en el empleo o bienestar de la población municipal, o en los ingresos de la administración municipal.

La información a que se refiere esta fracción deberá reportarse a la Cámara de Diputados en los Informes Trimestrales.

ARTÍCULO 10. De los recursos aprobados en el Ramo 36 Seguridad Pública, se destinará la cantidad de $3,589,400,000.00, al otorgamiento de subsidios a los municipios y al Gobierno del Distrito Federal para la seguridad pública en sus demarcaciones territoriales, con objeto de fortalecer el desempeño de sus funciones en materia de seguridad pública, a fin de salvaguardar los derechos e integridad de sus habitantes y preservar las libertades, el orden y la paz públicos.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a las reglas del fondo municipal a cargo de la Secretaría de Seguridad Pública, con el propósito de profesionalizar y equipar a los cuerpos de seguridad pública en los municipios y demarcaciones territoriales del Distrito Federal, así como mejorar la infraestructura de las corporaciones.

El Ejecutivo Federal, por conducto de la Secretaría de Seguridad Pública, dará a conocer a más tardar el 15 de enero, a través del Diario Oficial de la Federación, la lista de los municipios y demarcaciones territoriales del Distrito Federal elegibles para el otorgamiento del subsidio a que se refiere este artículo, así como la fórmula utilizada para su selección, misma que deberá considerar, entre otros criterios, el número de habitantes y la incidencia delictiva; así como el porcentaje de participación que representarán las aportaciones de recursos que realicen al fondo los municipios y el Distrito Federal.

El Ejecutivo Federal, por conducto de la Secretaría de Seguridad Pública, a más tardar el último día hábil de febrero, deberá suscribir convenios específicos con los municipios y el Gobierno del Distrito Federal para sus demarcaciones territoriales elegibles, que deseen adherirse a este programa, con base en lo dispuesto en el artículo 4 de la Ley General que Establece las Bases de Coordinación del Sistema Nacional de Seguridad Pública, en los cuales deberá preverse lo siguiente:

I. Las acciones programáticas a las que se destinará el subsidio en el marco de las políticas generales acordadas en el seno del Consejo Nacional de Seguridad Pública;

II. Los mecanismos a través de los cuales podrá realizarse la adquisición de equipamiento, así como las condiciones y procedimientos a los que deberá sujetarse la profesionalización;

III. El establecimiento por parte de los municipios y del Gobierno del Distrito Federal de cuentas bancarias específicas para la administración de los recursos federales que, en su caso, les sean transferidos, para efectos de su fiscalización;

IV. La obligación de los municipios y del Gobierno del Distrito Federal de registrar los recursos que por este programa reciban en sus respectivos presupuestos e informar al respecto a la tesorería o su equivalente de la entidad federativa correspondiente, para efectos de la cuenta pública local y demás informes previstos en la legislación local, y

V. La obligación de los municipios y del Gobierno del Distrito Federal de informar al Consejo Nacional de Seguridad Pública, a través del Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, y al Consejo Estatal, sobre las acciones realizadas con base en los convenios específicos a que se refiere este artículo.

Para acceder a los recursos, los municipios y el Gobierno del Distrito Federal deberán comprometerse, a través de los convenios que al efecto suscriban con el Ejecutivo Federal, al cumplimiento de las políticas, lineamentos y acciones contenidos en los mismos.

Artículo 11. Para la revisión del ejercicio de los recursos federales realizado por las entidades federativas y, en su caso, por los municipios y las demarcaciones territoriales del Distrito Federal, la Auditoría Superior de la Federación fiscalizará dichos recursos en los términos de los artículos 79 de la Constitución Política de los Estados Unidos Mexicanos y 16, fracciones I y XVIII, 33 y 34 de la Ley de Fiscalización Superior de la Federación.

El Programa para la Fiscalización del Gasto Federalizado, tendrá por objeto fortalecer el alcance, profundidad, calidad y seguimiento de las revisiones al ejercicio de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, así como a los recursos federales que se transfieren a las entidades federativas y, por conducto de éstas, a los municipios y las demarcaciones territoriales del Distrito Federal, correspondientes a subsidios y a los convenios de coordinación en materia de descentralización o reasignación. Las dependencias y entidades, así como las entidades federativas, deberán informar sobre la suscripción de los convenios de coordinación, respectivamente, a la Auditoría Superior de la Federación y a los órganos técnicos de fiscalización de las legislaturas locales.

La Auditoría Superior de la Federación hará llegar, a más tardar el 15 de febrero, un proyecto de reglas de operación a la Comisión de Vigilancia y a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, quienes deberán emitir su opinión a más tardar el 15 de marzo. La Auditoría Superior de la Federación deberá publicar en el Diario Oficial de la Federación, a más tardar el último día hábil de marzo las reglas de operación del Programa para la Fiscalización del Gasto Federalizado, las cuales contendrán las disposiciones para la ministración, aplicación, control, seguimiento, evaluación, rendición de cuentas y transparencia de los recursos.

Los recursos correspondientes a dicho programa serán aplicados exclusivamente a la fiscalización de recursos federales que administren o ejerzan los estados, los municipios, el Distrito Federal y los órganos político-administrativos de sus demarcaciones territoriales, con excepción de las participaciones federales y se dividirán en dos componentes: el federal y el correspondiente a las entidades federativas.

Los subsidios del Programa para la Fiscalización del Gasto Federalizado, deberán sujetarse a lo siguiente:

I. Equivalen al uno al millar del monto total para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, aprobado en el Presupuesto de Egresos del año 2007. El componente federal equivale al 60% y se entregará a la Auditoría Superior de la Federación para que de manera directa fiscalice los recursos federales transferidos a entidades federativas y municipios. De este porcentaje, la Auditoría Superior de la Federación deberá destinar el 10% a capacitación a los órganos técnicos de fiscalización de las legislaturas locales.

El componente correspondiente a las entidades federativas, equivalente al 40% restante, se ministrará a los órganos técnicos de fiscalización de las legislaturas locales. Para la distribución entre las entidades federativas de este último porcentaje, se considerará una cantidad fija para cada una de ellas, equivalente al 35%, como factor de equidad. El 65% restante se distribuirá con base en una evaluación de resultados de operación del propio programa en el ejercicio fiscal anterior que definirá la Auditoría Superior de la Federación;

II. La distribución por entidad federativa deberá ser publicada en el Diario Oficial de la Federación y en el periódico oficial de la entidad federativa que corresponda, junto con las reglas de operación de dicho programa. Los recursos serán ministrados por la Tesorería de la Federación a los órganos técnicos de fiscalización de las legislaturas locales, a través de las tesorerías de las entidades federativas. Los recursos que, al final del ejercicio, no hayan sido devengados por dichos órganos o por la Auditoría Superior de la Federación, deberán concentrarse invariablemente en la Tesorería de la Federación;

III. Deberán aplicarse, tanto por los órganos técnicos de fiscalización locales como por la Auditoría Superior de la Federación, por lo menos un 33 por ciento, para la fiscalización de los recursos correspondientes a los fondos de aportaciones para la Infraestructura Social Municipal y para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal.

Los subsidios del Programa para la Fiscalización del Gasto Federalizado y los recursos referidos en el artículo 82, fracción XI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, destinados a la fiscalización de los recursos federales transferidos a las entidades federativas a través de convenios de reasignación, deberán destinarse exclusivamente para actividades relacionadas directamente con la revisión y fiscalización de los recursos federales a que se refiere el presente artículo y deberán sujetarse para su aplicación a las reglas de operación mencionadas en el tercer párrafo del mismo.

La Auditoría Superior de la Federación y los órganos técnicos de fiscalización de las legislaturas locales deberán publicar en sus respectivas páginas de Internet informes trimestrales sobre la aplicación de los recursos del Programa para la Fiscalización del Gasto Federalizado, en los términos que establezcan las reglas de operación del mismo. El incumplimiento a esta disposición, así como el destino de los recursos del Programa para un fin distinto al señalado en el presente artículo, tendrá como consecuencia la cancelación inmediata de la ministración de los recursos.

La Auditoría Superior de la Federación deberá contemplar en su Programa Anual de Auditorías, Visitas e Inspecciones, aquéllas que se prevean realizar por los órganos técnicos de fiscalización de las legislaturas locales con recursos del Programa para la Fiscalización del Gasto Federalizado y que se incorporarán al Informe del Resultado de la Revisión de la Cuenta Pública 2007.

El cumplimiento de los objetivos del Programa Anual para la Fiscalización del Gasto Federalizado deberá ser informado en el mes de septiembre a la Comisión de Vigilancia de la Auditoría Superior de la Federación, a efecto de que ésta cuente con elementos para realizar la evaluación a que se refiere la fracción VII del artículo 67 de la Ley de Fiscalización Superior de la Federación. Asimismo, la Comisión de Vigilancia de la Auditoría Superior de la Federación, deberá remitir a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados a más tardar el primer día hábil de octubre, información relevante respecto al cumplimiento de los objetivos del Programa para la Fiscalización del Gasto Federalizado, a fin de considerarla para la aprobación del Presupuesto de Egresos de la Federación del siguiente ejercicio fiscal.

El informe a que se refiere el párrafo anterior deberá contener, además, lo siguiente:

a) Los criterios normativos y metodológicos para las auditorías por entidad federativa;

b) Los procedimientos y métodos necesarios para la revisión y fiscalización de los recursos federales por entidad federativa;

c) La cobertura por entidad federativa de las auditorías realizadas dentro del programa;

d) El costo de las auditorías por entidad federativa;

e) Los mecanismos de apoyo de los órganos técnicos de fiscalización de las legislaturas locales a la Auditoría Superior de la Federación;

f) La distribución de los subsidios del Programa Anual para la Fiscalización del Gasto Federalizado ministrados a cada órgano técnico de fiscalización local, y

IV. Además, los órganos técnicos de fiscalización de las legislaturas locales, en la información que proporcionen a la Auditoría Superior de la Federación deberán:

a) Alinear los resultados con los dictámenes de las auditorías;

b) Asegurar que todos los procedimientos de auditoría manifestados en un informe se expresen en resultados;

c) Incluir en el informe de auditoría todos los resultados obtenidos, aún aquellos que no tengan observaciones o que se hayan solventado durante el desarrollo de las auditorías;

d) Registrar las recuperaciones de recursos operadas;

e) Incorporar en los informes de auditoría el apartado de cumplimiento de metas y objetivos.

f) Alinear las conclusiones del apartado de cumplimiento de objetivos y metas con los resultados del informe;

g) Precisar en los resultados la normatividad que se incumple o a la que se da cumplimiento;

h) Verificar la consistencia de las cifras;

i) Los criterios normativos y metodológicos para las auditorías en la entidad federativa y municipios;

j) Los procedimientos y métodos necesarios para la revisión y fiscalización de los recursos federales en la entidad federativa y municipios;

k) La cobertura en la entidad federativa y municipios de las auditorías a realizar dentro del programa;

l) El costo de las auditorías en la entidad federativa y municipios.

TÍTULO TERCERO

DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I

Disposiciones generales

Artículo 12. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 73 de la Ley del Servicio de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría de Hacienda y Crédito Público analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008 y este Presupuesto de Egresos en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008 o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría de Hacienda y Crédito Público podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo, no se considerarán para efectos del cálculo de los ingresos en los términos del artículo 14 de este Decreto.

Artículo 13. Los ingresos que resulten del Derecho para la fiscalización petrolera, a que se refiere el artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría de Hacienda y Crédito Público, a la Auditoría Superior de la Federación, a través del ramo correspondiente y se aplicarán para fiscalizar el ejercicio de los recursos a que se refiere el artículo 19, fracciones IV, inciso d) y V, inciso b), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el programa plurianual de racionalización de costos en servicios personales y operativos de Petróleos Mexicanos y el ejercicio de sus programas prioritarios. La Auditoría informará sobre el resultado de la fiscalización a las comisiones de Vigilancia de la Auditoría Superior de la Federación y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como difundirá la información correspondiente a través de su sitio de Internet para su conocimiento público.

La Secretaría de Hacienda y Crédito Público hará entrega de anticipos a cargo de este Derecho a más tardar a los diez días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del artículo 254 Ter de la Ley Federal de Derechos; la Auditoría Superior de la Federación informará a la Secretaría de Hacienda y Crédito Público sobre su ejercicio.

Artículo 14. Los ingresos que, en su caso, se obtengan en exceso a los previstos para el presente ejercicio fiscal en la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008 y los excedentes de ingresos propios de las entidades, deberán destinarse conforme a lo establecido en el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los ingresos excedentes a que se refiere el artículo 19, fracción V, inciso a), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deberán destinarse a los programas y proyectos registrados en la cartera de inversión a que se refiere el artículo 34, fracción III, de dicha Ley.

Las operaciones compensadas a que se refiere el artículo 12 de este Decreto no se sujetarán a lo previsto en el presente artículo.

Artículo 15. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán reasignados a los programas y proyectos registrados en la cartera de inversión a que se refiere el artículo 34, fracción III, del mismo ordenamiento, incluyendo infraestructura carretera, de agua, salud, educación, hidráulica, entre otras obras de infraestructura, así como a los programas sociales.

CAPÍTULO II

De las disposiciones de austeridad, mejora y modernización de la gestión pública

Artículo 16. El Ejecutivo Federal reportará en los Informes Trimestrales los ahorros que, en su caso, se generen como resultado de la aplicación de las medidas de racionalización del gasto establecidas conforme a lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y el artículo Segundo del Decreto por el que se reforman, adicionan y derogan diversas disposiciones de las Leyes Federal de Presupuesto y Responsabilidad Hacendaria; Orgánica de la Administración Pública Federal; de Coordinación Fiscal; de Adquisiciones, Arrendamientos y Servicios del Sector Público, y de Obras Públicas y Servicios Relacionados con las Mismas, publicado en el Diario Oficial de la Federación el 1 de octubre de 2007.

En el presente ejercicio fiscal en las dependencias y entidades no se otorgarán incrementos salariales a los servidores públicos de mando, al personal de enlace ni a los niveles homólogos.

Las dependencias y entidades deberán sujetarse al Programa de Cadenas Productivas de Nacional Financiera, S.N.C., y dar de alta en el mismo la totalidad de las cuentas por pagar a sus proveedores o contratistas, con el propósito de dar mayor certidumbre, transparencia y eficiencia en los pagos. Nacional Financiera, S.N.C., en coordinación con el Banco Nacional de Obras y Servicios Públicos, S.N.C., aplicará los mecanismos para que los financiamientos que se concreten a través de este Programa, vinculados con la realización de obras de infraestructura y servicios públicos relacionados, se efectúen con recursos de esta última institución. Nacional Financiera, S.N.C., con el apoyo de las dependencias y entidades, promoverá la utilización del Programa de Cadenas Productivas con los proveedores y contratistas del sector público y reportará en los Informes Trimestrales los avances que se presenten.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas, en lo conducente, equivalentes a las aplicables en las dependencias y entidades, respecto a la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación, a más tardar el último día hábil de febrero sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán, en los Informes Trimestrales, las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

Los poderes Legislativo, Ejecutivo y Judicial, así como los entes autónomos deberán tomar las siguientes medidas en adición a lo señalado en este artículo:

I. Abstenerse de contraer obligaciones en materia de servicios personales que rebasen el presupuesto autorizado;

II. En la contratación de bienes, servicios y obras públicas deberán establecer acciones para generar ahorros, y

III. Las oficialías mayores o equivalentes deberán sujetarse al manual único de procesos administrativos emitido por las secretarías de Hacienda y Crédito Público y de la Función Pública y, en el caso de los poderes Legislativo y Judicial, así como los entes autónomos, los que emitan sus respectivos órganos competentes. Lo anterior, con el fin de simplificar los trámites en la gestión de los recursos humanos, materiales y financieros.

Artículo 17. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hayan solicitado en primera instancia los tiempos que por ley otorgan al Estado las empresas de comunicación y éstos no estuvieran disponibles en los espacios específicos y en la vigencia solicitada; en dicho supuesto deberán justificar las razones de la contratación.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, supervisará la administración y distribución de los tiempos fiscales otorgados por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos. Lo anterior, sin perjuicio de las disposiciones legales en materia electoral.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

La Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados, sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

Los programas de comunicación social y las erogaciones que conforme a estos programas realicen las dependencias y entidades, deberán ser autorizados por la Secretaría de Gobernación en el ámbito de su competencia, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas de manera previa por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto al concepto de gasto correspondiente a servicios de comunicación social y publicidad, de los respectivos presupuestos ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente o cuando se requiera para promover la venta de productos de las entidades para que éstas generen mayores ingresos. En ambos supuestos, se requerirá autorización previa de la Secretaría de Hacienda y Crédito Público y que las modificaciones correspondientes sean autorizadas por la Secretaría de Gobernación para ser incluidas en los programas de comunicación social. La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados y a la Secretaría de la Función Pública, dentro de los 10 días naturales siguientes a la fecha en la que se emita la autorización, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados un informe que contenga la relación de todos los programas y campañas de comunicación social, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de las dependencias o entidades, así como a las actividades análogas que prevean las leyes aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado, la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social se acreditarán con órdenes de transmisión, en las que se especifique la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura y las pautas de difusión en medios electrónicos.

Para medios impresos se acreditará con órdenes de inserción, en las cuales se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, la cobertura y circulación certificada del medio en cuestión;

IV. Las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades, y

V. La publicidad que adquieran las dependencias y entidades para la difusión de todos los programas gubernamentales deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público y queda prohibido su uso con fines partidistas o de promoción personal". Sólo en el caso del programa de Desarrollo Humano Oportunidades deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social. Para lo anterior, deberán considerarse las características de cada medio.

La Secretaría de Gobernación informará bimestralmente a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados y a la Secretaría de la Función Pública, sobre la ejecución de los programas y campañas de comunicación social, así como sobre el ejercicio de las erogaciones a las que se refiere el presente artículo. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad; empresas prestadoras de los servicios; tiempos contratados, fiscales y oficiales utilizados por cada dependencia y entidad.

El gasto en comunicación social aprobado en este presupuesto deberá destinarse, al menos, en un 5% a la contratación en medios impresos, conforme a las disposiciones aplicables.

En el Informe de Avance de Gestión Financiera a que se refiere la Ley de Fiscalización Superior de la Federación, se deberá dar cuenta del ejercicio de estos recursos.

CAPÍTULO III

De los servicios personales

Artículo 18. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos y 33 Aportaciones Federales para Entidades Federativas y Municipios incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas.

Los incrementos a las percepciones se determinarán, conforme:

I. A la estructura ocupacional autorizada;

II. Al Registro Común de Plantillas de Personal, en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

III. A la plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud, y

IV. A las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 5 y 14 de este Decreto, incluyen la totalidad de los recursos para categorías y personal operativo de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo, para favorecer a otro.

Las previsiones salariales y económicas para el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 5 de este Decreto, incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios a que se refiere el artículo 42 de la Ley de Coordinación Fiscal.

Las previsiones salariales y económicas para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Las previsiones para la creación de plazas incluidas en los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, deberán destinarse exclusivamente a la contratación de personal docente y de apoyo y asistencia a la educación para los niveles de Educación Especial, Preescolar, Secundaria, Media Superior y Superior, así como personal de apoyo y asistencia a la educación en el nivel Primaria.

Las previsiones incluidas en el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades en los Informes Trimestrales reportarán el impacto de los incrementos salariales en el presupuesto regularizable y, cuando se trate de las entidades, adicionalmente el impacto en el déficit actuarial de pensiones.

Artículo 19. Los límites de percepción ordinaria neta mensual, por concepto de sueldos y salarios, autorizados para los servidores públicos de mando y personal de enlace de las dependencias y entidades, se detallan en el Anexo 15 de este Decreto.

Los montos presentados en dicho Anexo no consideran incrementos salariales para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal.

En aquellos puestos de personal civil de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse un pago extraordinario por riesgo, hasta por el 30 por ciento sobre la percepción ordinaria mensual a que se refiere este artículo, en los términos de las disposiciones que para tal efecto emita la Secretaría de la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago previo dictamen favorable de la Secretaría de Hacienda y Crédito Público en el ámbito presupuestario.

Las dependencias y entidades podrán modificar las percepciones de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 15 del presente Decreto, previo dictamen presupuestario. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría de Hacienda y Crédito Público en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por la Secretaría de la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

En caso de que los puestos sufran incremento de funciones o de grado de responsabilidad, de conformidad con el Sistema de Valuación de Puestos de la Administración Pública Federal, aquéllos podrán ubicarse dentro del rango de puntos del indicador del grupo jerárquico inmediato superior, siempre y cuando no rebasen el límite máximo de percepción ordinaria neta mensual autorizado.

Ningún servidor público de las dependencias y entidades podrá recibir una percepción ordinaria neta mensual superior a la del Presidente de la República.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B. de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial.

El Ejecutivo Federal informará en la Cuenta Pública sobre el monto total de las percepciones que se cubren a los servidores públicos de mando; personal militar; personal de enlace; así como personal operativo de base y confianza, de las dependencias y entidades, de conformidad con las disposiciones aplicables.

Artículo 20. Los servidores públicos de mando y personal de enlace de las dependencias y entidades no podrán percibir prestaciones, de cualquier índole, distintas a las establecidas en el manual de percepciones a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos aprobados en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Las condiciones de trabajo vigentes y las que se modifiquen en este ejercicio, los beneficios económicos y las demás prestaciones derivadas de los contratos colectivos de trabajo o que se fijen en las condiciones generales de trabajo de la Administración Pública Federal, no se harán extensivas a favor de los servidores públicos de mando y personal de enlace.

Los titulares de las entidades, independientemente del régimen laboral que las regule, serán responsables de realizar los actos necesarios y la negociación que sea procedente, durante los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo o de las revisiones de salario anuales, para que los servidores públicos de mando y personal de enlace al servicio de éstas, queden expresamente excluidos del beneficio de las prestaciones aplicables al personal de base, en los términos del artículo 184 de la Ley Federal del Trabajo, en aplicación directa o supletoria según se trate, con excepción de las de seguridad social y protección al salario. Dichos titulares informarán a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como a las secretarías de Hacienda y Crédito Público y de la Función Pública, sobre los resultados obtenidos en los términos de este párrafo, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas revisiones.

Las dependencias y entidades deberán incluir en los Informes Trimestrales el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente.

Artículo 21. El monto de percepciones totales que se cubra a favor de la máxima representación del Poder Legislativo y de los Titulares del Poder Judicial y entes autónomos, no podrá rebasar la percepción total asignada al Titular del Ejecutivo Federal.

Asimismo, deberán publicar en el Diario Oficial de la Federación a más tardar el 28 de febrero, el manual que regule las percepciones y prestaciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos de mando; en el que se proporcione la información completa y detallada relativa a las percepciones monetarias y en especie, prestaciones y demás beneficios que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos segundo y tercero de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos, o gastos equivalentes a los mismos.

CAPÍTULO IV

De la inversión pública

Artículo 22. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 4.A. de este Decreto, correspondientes a la Comisión Federal de Electricidad y a Petróleos Mexicanos.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 4.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo V de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 4.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 4.D. de este Decreto, y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 4.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 4.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo V de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo V de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página electrónica de Internet de la entidad responsable.

TÍTULO CUARTO

DE LAS REGLAS DE OPERACIÓN PARA PROGRAMAS

CAPÍTULO I

De la transparencia y evaluación de los programas sujetos a reglas de operación

Artículo 23. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 17 de este Decreto. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, podrá incluir otros programas que por razones de su impacto social, deban sujetarse a reglas de operación.

Las dependencias y entidades que tengan a su cargo dichos programas, deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

I. La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es de carácter público, no es patrocinado ni promovido por partido político alguno y sus recursos provienen de los impuestos que pagan todos los contribuyentes. Está prohibido el uso de este programa con fines políticos, electorales, de lucro y otros distintos a los establecidos. Quien haga uso indebido de los recursos de este programa deberá ser denunciado y sancionado de acuerdo con la ley aplicable y ante la autoridad competente". En el caso del Programa de Desarrollo Humano Oportunidades se observará lo dispuesto en el artículo 27 de este Decreto.

Toda la publicidad que adquieran las dependencias y entidades para los programas, tales como anuncios en medios electrónicos, impresos, complementarios o cualquier otra índole vinculados con los programas de comunicación social, deberá incluir la leyenda señalada en el artículo 17, fracción V, de este Decreto;

II. Los programas que contengan padrones de beneficiarios, deberán publicar los mismos conforme a lo previsto en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Los programas deberán identificar en sus padrones o listados de beneficiarios a las personas físicas, en lo posible, con la Clave Única de Registro de Población; y en el caso de personas morales con la Clave de Registro Federal de Contribuyentes. La información que se genere será desagregada, en lo posible, por sexo, grupo de edad, región del país, entidad federativa, municipio o demarcación territorial del Distrito Federal;

III. Las dependencias y entidades que tengan a su cargo la ejecución de los programas del Consejo Nacional de Fomento Educativo, CONAFE; del Instituto Nacional para la Educación de los Adultos, INEA; de IMSS-Oportunidades; de Atención a Personas con Discapacidad, a cargo del DIF; de Atención a Familias y Población Vulnerable, a cargo del DIF; de Apoyo a la Capacitación, PAC; de Apoyo al Empleo, PAE; de Apoyo Alimentario y Abasto Rural, a cargo de Diconsa, S.A. de C.V.; y, de Desarrollo Humano Oportunidades; deberán publicar en el Diario Oficial de la Federación durante el primer bimestre del ejercicio fiscal, el monto asignado y la distribución de la población objetivo de cada programa social por entidad federativa;

IV. La Secretaría de Desarrollo Social en el caso del Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., actualizará permanentemente los padrones y publicará en el Diario Oficial de la Federación durante el primer bimestre del ejercicio fiscal, el número de beneficiarios por entidad federativa y municipio. Asimismo, se harán del conocimiento público los nombres de los proveedores de leche de Liconsa S.A. de C.V., en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

V. En el Sistema Integral de Calidad en Salud y el Programa Escuelas de Calidad, las secretarías de Salud y de Educación Pública, darán prioridad a las localidades en donde ya opera el Programa de Desarrollo Humano Oportunidades, y

VI. En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y en ningún caso se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo.

De igual manera queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Artículo 24. Las evaluaciones de los programas federales se llevarán a cabo en términos del programa anual de evaluación, para lo cual las dependencias y entidades responsables de dichos programas deberán observar lo siguiente:

I. Revisar y, en su caso, actualizar los indicadores de resultados, servicios y gestión de los programas, a partir de su matriz de indicadores con base en el programa anual de evaluación;

II. Continuar y, en su caso, concluir con lo establecido en el programa anual de evaluación correspondiente al año 2007.

Las dependencias y entidades deberán elaborar un plan de trabajo para dar seguimiento a los principales resultados de las evaluaciones e integrar los aspectos que son susceptibles de mejora en los convenios de compromiso de mejoramiento de la gestión para resultados que en su caso celebren;

III. Iniciar la evaluación externa de acuerdo con lo establecido en el programa anual de evaluación y presentar los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, a la Auditoría Superior de la Federación, a las secretarías de Hacienda y Crédito Público, y de la Función Pública;

IV. Cubrir el costo de las evaluaciones de los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas. Las dependencias y entidades, en los términos de las disposiciones aplicables, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa al interior de cada dependencia y entidad deberá realizarse por una unidad administrativa ajena a la operación del programa, sujeta a las disposiciones aplicables, y

V. Difundir a través de sus respectivas páginas electrónicas de Internet: la matriz de indicadores; sus metas y avances; todas las evaluaciones existentes de sus programas, resaltando con claridad la evaluación más reciente; los datos generales del equipo evaluador; el periodo de análisis; las bases de datos e instrumentos del trabajo de campo realizado, así como un apartado específico en donde se establezcan los principales resultados de la evaluación y el plan de trabajo del programa para dar atención a los puntos señalados en él.

La difusión de los resultados de las evaluaciones deberá promoverse de la forma más accesible y comprensible para la sociedad, incluyendo en las páginas de Internet.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social estará a cargo, normará y coordinará las evaluaciones en materia de desarrollo social en términos de lo dispuesto en los artículos 72 a 80 de la Ley General de Desarrollo Social y la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 25. El Ejecutivo Federal impulsará la igualdad de oportunidades entre mujeres y hombres, a través de la incorporación de la perspectiva de género en el diseño, elaboración y aplicación de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar en los programas la perspectiva de género y reflejarla en su matriz de indicadores;

II. Identificar la población objetivo atendida por los mismos, diferenciada por sexo, grupo de edad, región del país, municipio o demarcación territorial, y entidad federativa, incluyendo sus padrones de beneficiarias y beneficiarios, en su caso;

III. Fomentar la perspectiva de género en la ejecución de programas que, aún cuando no están dirigidos a beneficiar directamente al género femenino, es posible identificar los resultados que benefician específicamente a las mujeres;

IV. Establecer las metodologías o sistemas para que sus programas generen indicadores con perspectiva de género;

V. Aplicar la perspectiva de género en las evaluaciones de los programas, y

VI. Incluir en sus programas y campañas de comunicación social, contenidos que promuevan la igualdad entre mujeres y hombres, la erradicación de la violencia de género, de roles y estereotipos que fomenten cualquier forma de discriminación, en términos del artículo 17 de este Decreto.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas de desarrollo social y se realizarán, en la medida de lo posible, en los demás programas federales.

Para el seguimiento de los recursos destinados a las mujeres y a la equidad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores, generará información de manera desagregada al menos por sexo, grupo de edad, región del país, municipio o demarcación territorial, y entidad federativa.

Las dependencias y entidades informarán trimestralmente, a través del sistema de información y en los términos y plazos que dé a conocer en su oportunidad la Secretaría de Hacienda y Crédito Público, sobre las acciones realizadas en materia de mujeres y equidad de género, detallando objetivos específicos, población objetivo, indicadores utilizados, la programación de las erogaciones y el ejercicio de los recursos.

El Instituto Nacional de las Mujeres deberá presentar trimestralmente, mediante el sistema de información mencionado en el párrafo anterior, un reporte en el que detalle los objetivos específicos por programa, población objetivo y sus modificaciones, programación y ejercicio de las erogaciones, modalidades y criterios de evaluación.

El Instituto Nacional de las Mujeres, así como las dependencias y entidades deberán remitir a la Cámara de Diputados, los informes mencionados anteriormente, a más tardar a los 30 días naturales de concluido el trimestre que corresponda.

Asimismo, la información contenida en los informes del Instituto Nacional de las Mujeres, así como de las dependencias y entidades, respectivamente, deberá ponerse a disposición del público en general, a través de sus respectivas páginas de Internet, en la misma fecha en que se publiquen los Informes Trimestrales, una vez que esté disponible el sistema de información o, en su caso, en la fecha en que los entreguen directamente a la Cámara de Diputados, turnando copia de los mismos a la Secretaría de Hacienda y Crédito Público.

La información que se publique trimestralmente, servirá de base para las evaluaciones que se realicen en el marco de lo dispuesto en los artículos 78 y 111 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La Federación, las entidades federativas, así como los municipios, promoverán programas y acciones para ejecutar el Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso a las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

En los montos autorizados en los programas y actividades contenidas en el Anexo 9.A. y, en general, los que estén dirigidos a mujeres y la igualdad de género, las posibles adecuaciones presupuestarias se realizarán de acuerdo a la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Con el fin de que los programas y actividades contenidos en el Anexo 9.A. sean ejercidos en tiempo y forma, la Secretaría de Hacienda y Crédito Público procurará la agilización de los trámites administrativos en las reglas de operación para la ministración de los montos asignados.

Las menciones realizadas en el presente Decreto respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

CAPÍTULO II

De los criterios generales para programas específicos sujetos a reglas de operación

Artículo 26. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas en términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza y de marginación de acuerdo con los criterios oficiales dados a conocer por la Secretaría de Desarrollo Social, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; programas asistenciales; el desarrollo regional; la infraestructura social básica y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas. Los recursos de dichos programas se ejercerán conforme a las reglas de operación emitidas y las demás disposiciones aplicables.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera la siguiente estructura:

I. Los programas para el Desarrollo Local, Microrregiones; Hábitat; de Empleo Temporal; de Atención a Jornaleros Agrícolas; de Guarderías y Estancias Infantiles para Apoyar a Madres Trabajadoras; de Rescate de Espacios Públicos; de Atención a los Adultos Mayores de 70 Años y más, en Zonas Rurales; 3x1 para Migrantes, y

II. Los programas de Ahorro y Subsidio para la Vivienda, Tu Casa; Vivienda Rural; de Apoyo a las Instancias de Mujeres en las Entidades Federativas; de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V.; Apoyo Alimentario y Abasto Rural, a cargo de Diconsa, S.A. de C.V.; de Desarrollo Humano Oportunidades; de Coinversión Social; y, del Fondo Nacional para el Fomento de las Artesanías, FONART.

Los recursos considerados en el Programa Hábitat, destinados a la conservación de las ciudades mexicanas declaradas Patrimonio Mundial por la Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura, UNESCO, deberán aplicarse para cada una de dichas ciudades. Los recursos aportados por la Federación a este programa serán de hasta el 70 por ciento del monto de los proyectos, correspondiendo el 30 por ciento restante a la aportación de la entidad federativa, de los municipios y los sectores social y privado.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas, se impulsará el trabajo corresponsable en materia de superación de pobreza y marginación, y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la federación, las entidades federativas y municipios y, las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Una vez suscritos los convenios a que se refiere este artículo, la Secretaría de Desarrollo Social deberá publicarlos en el Diario Oficial de la Federación, en un plazo no mayor de 10 días hábiles siguientes a su formalización.

Con el objeto de fortalecer y coadyuvar en la visión integral de los programas para el Desarrollo Social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades que participen en ellos, a fin de dar cumplimiento a los criterios establecidos en este Decreto.

Con el propósito de fortalecer la Estrategia Nacional de Atención a Microrregiones, las dependencias y entidades que participen en ella, identificarán las acciones que se desarrollen en este ámbito de acción e informarán a la Secretaría de Desarrollo Social, dentro de los 20 días naturales posteriores a cada trimestre, los avances físicos y presupuestarios en el ejercicio de dichas acciones, a nivel de localidad. En el caso de acciones desarrolladas en zonas rurales aisladas y de difícil acceso, dicha información podrá ser enviada en un plazo distinto al señalado anteriormente, previa opinión favorable de la Secretaría de Desarrollo Social.

Cuando las secretarías de Hacienda y Crédito Público, de la Función Pública o de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, la Secretaría de la Función Pública convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

De los recursos adicionales aprobados al Ramo 20 Desarrollo Social a aquéllos previstos en el proyecto de Presupuesto de Egresos enviado por el Ejecutivo Federal, la Secretaría de Desarrollo Social informará, a más tardar el último día hábil de enero, a la Cámara de Diputados y a la Secretaría de Hacienda y Crédito Público, el incremento en sus metas anuales de los programas que se benefician de la mayor asignación presupuestaria aprobada, a efecto de que en los Informes Trimestrales se dé seguimiento a sus indicadores y metas haciendo énfasis en el incremento de las metas en materia de cobertura de Diconsa S.A. de C.V.

Artículo 27. Las reglas de operación del Programa de Desarrollo Humano Oportunidades deberán considerar lo siguiente:

I. Los criterios para la inclusión de zonas de atención en el medio rural y urbano. Las zonas de atención seleccionadas deberán contar con acceso a servicios básicos de salud y educación, que permita operar en forma simultánea los tres componentes del Programa.

Para la sustitución de las bajas naturales del padrón, se atenderá prioritariamente al criterio señalado en el párrafo anterior. Sólo podrán realizarse compensaciones a las bajas del padrón, una vez que hayan sido identificadas las familias y localidades sujetas a incorporación. Asimismo, identificadas las localidades y familias que sustituyen las bajas naturales, se podrán realizar sus compensaciones sin afectar el presupuesto regularizable del Programa.

En el presente ejercicio fiscal el Programa mantendrá una cobertura de atención de al menos 5 millones de familias beneficiarias.

El padrón de beneficiarios y sus actualizaciones serán remitidos a las comisiones de Presupuesto y Cuenta Pública, de Desarrollo Social y a la Auditoría Superior de la Federación. Esta información deberá identificar a los beneficiarios por municipio o demarcación territorial en el caso del Distrito Federal, la fecha de afiliación o baja, y deberá publicarse en la página de Internet de la Secretaría de Desarrollo Social;

II. La metodología de puntajes para la identificación, inclusión y recertificación de las familias en el Programa deberá ser única para todo el país. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación;

IV. Las condiciones y mecanismos para otorgar el incentivo para la conclusión de la educación media superior, denominado Jóvenes con Oportunidades;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los complementos alimenticios; los criterios para certificar la asistencia a estos servicios de cada uno de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad. Las becas educativas, el apoyo monetario para alimentación y el apoyo monetario para el consumo de fuentes de energía, se otorgarán invariablemente en efectivo a la madre de familia o, en caso de ausencia o incapacidad por enfermedad, a la persona miembro de la familia encargada de la preparación de los alimentos y el cuidado de los niños;

VI. Los criterios para certificar la asistencia a las unidades de salud de los integrantes del hogar a las citas programadas, de acuerdo con su edad y riesgo de salud, y de la madre de familia y los jóvenes a las pláticas mensuales de educación para la salud, así como los correspondientes a la asistencia regular de los menores y jóvenes a los planteles educativos;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el Programa, para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos, a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y los planteles educativos, debidamente registrado, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de éstos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los criterios y mecanismos para la actualización permanente del padrón así como los correspondientes a la seguridad en el manejo de información y de los listados de liquidación;

X. Los mecanismos de detección y resolución oportuna de problemas específicos que permitan fortalecer la operación del Programa en sus diversos componentes: entrega y distribución de complementos, certificación de corresponsabilidad del componente educativo, depuración del padrón, entre otros;

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del Programa para focalizar otros subsidios complementarios y no duplicados, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XIII. En su caso, las propuestas que durante el año inmediato anterior hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional del Programa con relación a la complementariedad de acciones a favor de las familias beneficiarias, y

XIV. Se podrán otorgar apoyos a los adultos mayores que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

Será responsabilidad de la Coordinación Nacional del Programa, coordinar la operación de éste apegándose estrictamente a las reglas de operación del mismo; dar seguimiento, y evaluar su ejecución. Corresponderá a cada una de las dependencias y entidades que participan en su operación, el estricto apego a las reglas de operación, el seguimiento de cada uno de los componentes bajo su responsabilidad, así como la debida y oportuna resolución de problemas específicos que pudieran afectar la operación del Programa. Además, corresponde a la Coordinación dar a conocer periódicamente a la población las variaciones en su padrón activo, así como los resultados de su evaluación, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Asimismo, deberá dar a conocer, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el Programa, y el número de familias beneficiarias en cada una de ellas por entidad federativa, municipio y localidad, el calendario de entrega de apoyos por entidad federativa, municipio y localidad, posterior a la entrega de los mismos, y el ajuste semestral de los apoyos monetarios conforme el incremento observado en el semestre inmediato anterior en el subíndice de los precios de la canasta básica de consumo del Índice Nacional de Precios al Consumidor.

La Coordinación Nacional del Programa deberá incluir, tanto en el documento de identificación que presentan las beneficiarias para recibir los apoyos, como en las guías y materiales de difusión para las beneficiarias y las vocales de los comités de promoción comunitaria, la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social, y realizará acciones de orientación y difusión con los beneficiarios para garantizar la transparencia y evitar cualquier manipulación política del Programa.

La Coordinación Nacional elaborará materiales de difusión para el personal operativo, con la siguiente leyenda: "El condicionamiento electoral o político de los programas sociales constituye un delito federal que se sanciona de acuerdo con las leyes correspondientes. Ningún servidor público puede utilizar su puesto o sus recursos para promover el voto a favor o en contra de algún partido o candidato. El Programa Oportunidades es de carácter público y su otorgamiento o continuidad no depende de partidos políticos o candidatos".

El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo señalado en el Anexo 18 de este Decreto.

Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del Programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá bimestralmente con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, y entregado con dicha periodicidad a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-Oportunidades y del IMSS-Régimen Ordinario.

El Comité Técnico de la Coordinación Nacional del Programa deberá reunirse al menos bimestralmente y será responsable de auxiliar al Coordinador Nacional y al Consejo de la Coordinación Nacional del Programa en las tareas que le sean encomendadas; aprobar el proyecto de reglas de operación del Programa, así como de las modificaciones que le presente el Coordinador Nacional; llevar el seguimiento del programa conforme a los lineamientos que fije el Consejo; adoptar medidas que permitan una operación más eficiente y transparente; revisar el cumplimiento de las responsabilidades de cada una de las dependencias y entidades que participan en el Programa; así como facilitar la coordinación con las dependencias y entidades participantes, para la operación de los diversos componentes del Programa. Dicho Comité operará con base en el reglamento interno que al efecto emita el Consejo.

La evaluación de desempeño y de impacto del Programa estará a cargo del Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con la Ley General de Desarrollo Social.

En los términos de las reglas de operación del Programa de Desarrollo Humano Oportunidades, en cada entidad federativa se establecerá un comité técnico conformado por las dependencias federales y estatales involucradas en la planeación, programación y operación del Programa que promuevan una mejor ejecución del mismo, con estricto apego a dichas reglas de operación.

Se solicitará a los ayuntamientos que colaboren con el Programa, con el apoyo logístico y de seguridad pública, rigiéndose por los principios de no partidismo, transparencia y honestidad.

La Coordinación Nacional notificará por escrito a la Secretaría de la Función Pública, previa sanción del Comité Técnico de la Coordinación Nacional del Programa, sobre problemas operativos que hayan persistido por más de 3 meses y que repercutan seriamente en la consecución de los objetivos del Programa, para que se apliquen las medidas que correspondan.

Artículo 28. Los fideicomisos públicos de fomento, las instituciones nacionales de seguros, las sociedades nacionales de crédito y las demás entidades financieras, otorgarán su financiamiento o contratarán sus seguros, a través de las instituciones financieras privadas que asuman parcial o totalmente el riesgo de recuperación de estos créditos o la cobertura del siniestro.

Asimismo, se deberá prever que los recursos que se otorguen se canalicen a proyectos productivos que sean viables técnica y financieramente, con base en las políticas que previamente hayan sido autorizadas por las instancias competentes en apoyo de los sectores que se financien, así como, en su caso, prever esquemas de recuperación que aseguren la viabilidad financiera de estas instituciones.

Lo dispuesto en el párrafo primero no será aplicable a las operaciones siguientes:

I. Los avales y demás garantías, los cuales no podrán exceder del porcentaje del monto total por principal y accesorios del financiamiento que determine el órgano de gobierno de la entidad respectiva, con la conformidad de la Secretaría de Hacienda y Crédito Público en el mismo;

II. La inversión accionaria y los créditos que se otorguen con la finalidad de constituirse como inversión accionaria, así como los destinados a la elaboración de estudios y formulación de proyectos de inversión accionaria;

III. Las operaciones realizadas por el Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.;

IV. Los financiamientos otorgados por Nacional Financiera, S.N.C., por un monto total igual al porcentaje que determine su órgano de gobierno con el consentimiento de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año, del total de los financiamientos estimados para el año 2008;

V. Los financiamientos otorgados por el Banco Nacional de Comercio Exterior, S.N.C., por un monto igual al porcentaje que determine su órgano de gobierno con la conformidad de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año, del total de los financiamientos estimados para el año 2008;

VI. Los financiamientos otorgados por la Financiera Rural a los productores y a los intermediarios financieros rurales previstos en la Ley Orgánica de la Financiera Rural, distintos a las instituciones financieras señaladas en el párrafo primero del presente artículo;

VII. Los créditos otorgados por el Instituto del Fondo Nacional de la Vivienda para los Trabajadores, el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, y el Fondo Nacional de Apoyo a Empresas en Solidaridad;

VIII. Las operaciones que correspondan a prestaciones de carácter laboral, otorgadas de manera general;

IX. Las operaciones realizadas con el Gobierno Federal, las entidades, las entidades federativas y los municipios;

X. Los financiamientos a proyectos de infraestructura y servicios públicos, que se deriven de concesiones, contratos de prestación de servicios, de obra pública, de vivienda y de parques industriales, permisos y autorizaciones de las autoridades federales, de las entidades federativas y municipios, así como de sus entidades paraestatales y paramunicipales, y

XI. Los financiamientos otorgados por el Fideicomiso de Fomento Minero, los cuales serán hasta por un monto igual al porcentaje que determine su órgano de gobierno en el primer bimestre del año, mismo que no excederá del 10 por ciento del total de los financiamientos estimados para el año 2008.

Artículo 29. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento, que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser operados exclusivamente por conducto de la banca de desarrollo, de la Financiera Rural o de fideicomisos públicos de fomento del Gobierno Federal.

Se asignará el 50% de los recursos del Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa a Nacional Financiera S.N.C. y al Banco Nacional de Comercio Exterior, S.N.C. a efecto de que sean transferidos al fideicomiso constituido en Nacional Financiera S.N.C. para apoyar a las empresas beneficiarias de este programa. El Comité Técnico del citado fideicomiso decidirá sobre la distribución de dichos recursos y podrá destinar parte de éstos a la empresa constituida por la banca de desarrollo con la misión de fomentar el desarrollo del mercado de capital de riesgo, a efecto de proporcionar recursos financieros de largo plazo a las empresas nacionales.

Artículo 30. En el Anexo 7 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de las Instituciones Agropecuarias de la Banca de Desarrollo, privilegiando a los productores de ingresos medios y bajos que realizan su actividad económica en zonas de temporaleras, conforme lo siguiente:

I. Financiera Rural. Se asignan 1,163.5 millones de pesos para que continúen operando los Programas: Integral de Formación, Capacitación y Consultoría para Productores e Intermediarios Financieros Rurales; de Garantías Líquidas; de Reducción de Costos de Acceso al Crédito; y, de Constitución y Operación de Unidades de Promoción de Crédito;

II. Fondo de Capitalización e Inversión del Sector Rural (FOCIR). Se asignan 300.0 millones de pesos para que continúen operando los Programas: de Capital de Riesgo para Acopio, Comercialización y Transformación; y, de Servicios de Cobertura, en los cuales se dará atención especial a la región Sur Sureste y a las zonas temporaleras del resto del país, y

III. Fideicomisos Instituidos en Relación con la Agricultura (FIRA). Se asignan 850.0 millones de pesos para al Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA). El Sistema FIRA continuará apoyando los Programas de Fomento Financiero y Tecnológico de los Sectores Agropecuario y Pesquero, a través de los fideicomisos que lo integran.

Artículo 31. En el Anexo 7 de este Decreto de Presupuesto de Egresos, se asignan 1,000 millones de pesos para que AGROASEMEX lleve a cabo el Programa de Subsidio a la Prima del Seguro Agropecuario por 750 millones de pesos; Programa de Apoyo a Fondos de Aseguramiento Agropecuario por 25 millones de pesos; y, Programa de Contingencias y Autoseguro por 225 millones de pesos.

Artículo 32. A efecto de lograr una mayor transparencia y simplificación de los programas que operan la Financiera Rural, los Fideicomisos Instituidos en Relación a la Agricultura, FIRA; el Fondo de Capitalización e Inversión del Sector Rural, FOCIR; y, Agroasemex S.A.; deberán emitir de manera conjunta sus reglas de operación con requerimientos generales y con las particularidades de cada una de estas entidades.

En las reglas de operación de los fondos de garantías quedarán establecidos la temporalidad de las garantías, los mecanismos mediante los cuales los beneficiarios e intermediarios podrán utilizar dichos recursos, los mecanismos para la recuperación de aquellos montos destinados a cubrir algún adeudo, así como la permanencia en el patrimonio de dichos fondos de los recursos no utilizados y los recuperados en los fondos de garantías para operaciones futuras.

Artículo 33. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, de acuerdo con lo que establece la Ley de Desarrollo Rural Sustentable, y a fin de elevar el nivel de desarrollo humano y patrimonial de la sociedad rural, orientará sus acciones y dará continuidad a los apoyos gubernamentales para lograr: una oferta de alimentos de calidad, sanos y accesibles; que los productores tengan mayor presencia en los mercados; revertir el deterioro de los ecosistemas y, en general, el desarrollo armónico del medio rural.

Para ello, reordenará los apoyos otorgados hasta el ejercicio fiscal 2007 y establecerá los siguientes programas:

I. Adquisición de Activos Productivos, a través de Alianza para el Campo;

II. Apoyos Directos al Campo, PROCAMPO;

III. Inducción y Desarrollo del Financiamiento al Medio Rural;

IV. Uso Sustentable de Recursos Naturales para la Producción Primaria;

V. Atención a Problemas Estructurales;

VI. Soporte al Sector Agropecuario;

VII. Apoyo a Contingencias Climatológicas, y

VIII. Apoyo a la Participación de Actores para el Desarrollo Rural.

Artículo 34. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, emitirá nuevas reglas de operación de todos los programas y componentes que le competen, en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, observando las prioridades establecidas en el Plan Nacional de Desarrollo y en su Programa Sectorial, así como los acuerdos de la Comisión Intersecretarial de Desarrollo Rural Sustentable y lo siguiente:

I. En la selección de los beneficiarios de los programas establecidos en el artículo anterior, por lo menos el 50 por ciento de ellos corresponderá a los productores de menores ingresos;

II. Considerar que los subsidios federales del Programa para la Adquisición de Activos Productivos, a través de Alianza para el Campo, no sean mayores a un 50 por ciento del costo total que se determine para cada proyecto o hasta $250,000.00, con excepción de los apoyos dirigidos a productores de menores ingresos, o los porcentajes y cantidad máxima que la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determine en las reglas de operación del Programa;

III. Establecer en el caso del Programa para la Adquisición de Activos Productivos, a través de Alianza para el Campo, el pari passu convenido con los estados en los anexos técnicos previstos.

Para ello, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación establecerá la fórmula para la distribución de los recursos del Programa a las Entidades Federativas y la publicará a más tardar el 31 de enero, en el entendido de que ésta incorpore el promedio ponderado de los últimos cinco años del gasto federalizado por entidad federativa.

Lo anterior, permitirá que la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación instrumente dos asignaciones durante el año para federalizar los recursos de este programa en un 80 por ciento, conforme lo siguiente:

a) La primera asignación deberá federalizar el 70 por ciento del presupuesto del Programa y se fijará un pari passu de 65 por ciento federal y 35 por ciento estatal y beneficiarios, misma que deberá estar formalizada con las entidades federativas a más tardar el último día hábil del mes de marzo;

b) Una segunda reasignación deberá federalizar el 80 por ciento del presupuesto del Programa y con el mismo pari passu de la asignación señalada en el inciso a) anterior, misma que deberá estar formalizada con las entidades federativas, a más tardar el último día hábil del mes de agosto.

En esta segunda asignación se evaluará el comportamiento de ejecución de la primera, posibilitando la reasignación conforme a la disponibilidad de aportación estatal y de los beneficiarios.

Los recursos asignados en el Anexo 7.A. a las entidades federativas deberán ser convenidos y comprometidos en Anexos Técnicos entre la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y los fideicomisos estatales, siendo el 50% por lo menos destinado a la competitividad de las ramas productivas que se proponen en el Anexo 7 de este Decreto;

IV. Los programas deberán contar con el padrón de beneficiarios, mismo que será la base para conformar el Registro de Beneficiarios del Sector Agropecuario y Pesquero, que se deberán publicar en la página electrónica de Internet de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Este padrón deberá, en forma gradual, ir incorporando a los beneficiarios de los programas que conforman el Programa Especial Concurrente.

Los beneficiarios, montos y apoyos recibidos serán dados a conocer en las gacetas oficiales y en un diario de mayor circulación de las respectivas entidades federativas, así como en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

V. Los programas presupuestarios de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, privilegiará que los apoyos fortalezcan la competitividad de los diversos sistemas productos;

VI. Los apoyos de los programas de PROCAMPO y de Atención a Problemas Estructurales, en su componente de Apoyo al Ingreso Objetivo y a la Comercialización, se ejercerán conforme al calendario autorizado que se dará a conocer a las entidades federativas a través de su página electrónica de Internet, en el que se considerará el inicio generalizado del periodo de siembra de cada ciclo agrícola.

Hasta en tanto el Ejecutivo Federal emita nuevas disposiciones aplicables al PROCAMPO, el apoyo por hectárea se ajustará de conformidad con lo establecido en las reglas de operación del Sistema de Garantías y Acceso Anticipado a Pagos Futuros del PROCAMPO. Para los productores que opten por capitalizar sus unidades de producción, se ajustarán a lo establecido en la Ley de Capitalización del PROCAMPO y sus reglas de operación, sin que por ello se contravenga el principio de apoyo a la superficie elegible contenido en el Decreto que regula el PROCAMPO, publicado en el Diario Oficial de la Federación el 25 de julio de 1994;

VII. La entrega de los apoyos de los programas de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación podrán ser canalizados por las organizaciones de los productores, siempre y cuando así esté previsto en la reglas de operación de los mismos;

VIII. Los recursos de los programas de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación se otorgarán con criterios de equidad. En particular los recursos del Programa de Atención a Problemas Estructurales, en sus diversos componentes, podrá otorgar apoyos a:

a) Apoyos Directos al Ingreso Objetivo;

b) Cobertura de precios;

c) Pignoración;

d) Conversión productiva;

e) Otros esquemas de apoyo.

Los cultivos que tendrán apoyo al ingreso objetivo son los correspondientes a los del PROCAMPO. La definición del ingreso mínimo será establecida cuando concluya la etapa de preparación de la tierra, dos meses antes de la siembra correspondiente, por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable.

Los programas que contemplen el otorgamiento de apoyos a través de los compradores deberán prever en sus reglas de operación la entrega oportuna de los recursos; mecanismos de transparencia; ser de carácter general, y dar prioridad a las organizaciones de productores y a la integración de cadenas productivas nacionales.

El límite de apoyos por productor será el equivalente a la producción resultante de 100 hectáreas de riego o su equivalente en temporal; 2,500 cabezas de ganado vacuno o 5,000 en porcino para el sacrificio en rastros TIF; 50 cabezas para la reposición de pie de cría; y para el caso de campañas zoosanitarias el Ejecutivo establecerá los límites.

IX. En los apoyos que otorgue la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se observará lo siguiente:

a) Se promoverá la integración de cadenas productivas y la eliminación de intermediarios;

b) Se otorgará un apoyo por cabeza de ganado bovino y porcino sacrificado en Rastros TIF para promover la matanza en condiciones óptimas de sanidad, previa suficiencia presupuestaria;

c) Se apoyará la ganadería nacional para que tenga acceso a la compra en condiciones competitivas de granos forrajeros y de cosechas excedentarias, una vez que se haya cubierto la demanda del consumo humano;

d) Se promoverá oportunamente la reconversión de cultivos a fin de reducir los volúmenes excedentarios con problemas de comercialización y adecuar la producción a la aptitud de la tierra y a la demanda regional;

e) Se promoverá la utilización de coberturas de precios por parte de los productores nacionales y se utilizará este instrumento para incentivar la agricultura por contrato. Se utilizará el apoyo a la pignoración de granos como un mecanismo para empatar la demanda y la oferta, hacer más competitivo el grano nacional, promover la absorción de volúmenes excedentarios y eliminar intermediarios;

f) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación otorgará apoyos adicionales al productor que realice agricultura y ganadería por contrato, previa suficiencia presupuestaria, a fin de que el productor reciba un mayor nivel de ingresos.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación establecerá una distribución por entidad federativa por subprogramas y cultivo, escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable y de la Comisión de Agricultura y Ganadería de la Cámara de Diputados, y podrá realizar adecuaciones entre sus programas y componentes.

En el Anexo 7.A. de este Decreto se establece la distribución de los recursos a las entidades federativas del Programa de Adquisición de Activos Productivos, Alianza para el Campo, conforme la fórmula vigente publicada por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, por lo que en el mes de febrero ésta deberá precisar la distribución de dicho anexo, informando de ello a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados y a la Secretaría de Hacienda y Crédito Público.

Artículo 35. El Programa Especial Concurrente para el Desarrollo Rural Sustentable, PEC, ordenará los apoyos gubernamentales mediante la especialización de programas y dependencias, eliminando duplicidades y programas con múltiples componentes, promoviendo la sinergia y complementariedad y facilitando con ello el acceso a la población rural a los programas del campo.

Los programas y componentes comprendidos en el Programa Especial Concurrente para el Desarrollo Rural Sustentable, PEC, estarán ordenados en nueve grandes vertientes:

I. Financiera;

II. Competitividad;

III. Social;

IV. Educativa;

V. Salud;

VI. Medio Ambiente;

VII. Infraestructura;

VIII. Laboral; y

IX. Agraria.

A partir del valor de las FUENTES del Programa Especial Concurrente para el Desarrollo Rural Sustentable (Anexo 7) y con el fin de focalizar, hacer más eficiente el ejercicio de los recursos y dotar de transparencia al gasto para mejorar la Competitividad de las Ramas Productivas, se deriva la sección de USOS, cuya estructura se compone de: Montos mínimos a ejercer para la Competitividad de las Ramas Productivas y Temas Estratégicos; y montos de los programas cuyo impacto se dirige de manera particular a una Rama Productiva o Tema Estratégico.

De esta manera, en el Programa Especial Concurrente para el Desarrollo Rural Sustentable se contará con al menos 16,119.0 Millones de Pesos para atender la competitividad de las Ramas Productivas. En la sección de USOS del Anexo 7 se establece la distribución de este monto en cada una de las Ramas Productivas.

Así mismo, en el presente ejercicio se atenderán Temas Estratégicos para el desarrollo rural sustentable con un monto de al menos 5,650.0 Millones de pesos.

En total, en el presente ejercicio, se destinarán al menos a la Competitividad de las Ramas Productivas y a los Temas Estratégicos 21,769.0 Millones de Pesos. Es decir, si alguna de las Ramas Productivas requiere de recursos adicionales al haberse agotado su mínimo, ésta podrá ser atendida con los recursos disponibles de los diversos programas del PEC.

Los ejecutores de gasto participantes, utilizarán aquellos programas que, por su diseño, se dirigen a mejorar la competitividad de las ramas productivas y los temas estratégicos, éstos se integran en la sección de USOS del Anexo 7, sumando para el presente ejercicio 42,869.3 Millones de Pesos. Es decir, de este importe, se destinará a la Competitividad de las Ramas Productivas y a los Temas estratégicos al menos 21,769.0 Millones de Pesos.

Con la finalidad de privilegiar el gasto y dar certidumbre a los beneficiarios, los ejecutores del gasto deberán informar trimestralmente a la H. Cámara, al Consejo Mexicano de Desarrollo Rural y al seno de los Sistemas Producto los montos ejercidos para la atención de la Competitividad de las Ramas Productivas y de los Temas Estratégicos; es decir, se informará periódicamente el gasto ejercido en cada Rama Productiva y el Programa con que ésta es atendida.

En la Comisión Nacional para el Desarrollo de los Pueblos Indígenas, CONADEPI, los proyectos de infraestructura, incluyendo caminos rurales, electrificación y agua potable, deberán ser debidamente acordados con el Consejo Nacional Consultivo de Desarrollo Indígena.

Artículo 36. La ejecución de los proyectos y acciones del Programa de Empleo Temporal, PET, deberán operarse en las épocas de baja demanda de mano de obra no calificada en las zonas rurales marginadas, por lo que las dependencias, entidades y ejecutores del programa, en su caso, se apegarán a la estacionalidad de la operación por entidad federativa que se establezca en las reglas de operación del Programa con el fin de no distorsionar los mercados laborales locales.

Para los efectos del párrafo anterior continuarán operando los comités estatales con representación paritaria de los gobiernos federal y estatal, a fin de que con base en las reglas de operación se tomen en cuenta las características de cada región. De las decisiones que se tomen en el seno de dichos comités se mantendrá informado al Comité de Planeación y Desarrollo Estatal. El Programa se sujetará a las reglas de operación aprobadas por el Comité Técnico del mismo.

Artículo 37. Las reglas de operación de los programas en materia de infraestructura hidroagrícola y de agua potable, alcantarillado y saneamiento, a cargo de la Comisión Nacional del Agua, deberán incluir la distribución de su ejecución regional, el criterio de asignación y las disposiciones que sujeten el otorgamiento de los subsidios destinados a los municipios y organismos operadores de agua potable y alcantarillado, únicamente para aquellos municipios y organismos que cumplan con lo siguiente:

I. Hayan formalizado su adhesión a un acuerdo de coordinación celebrado entre los gobiernos federal y estatal, en el que se establezca un compromiso jurídico sancionado por sus ayuntamientos o, en su caso, por las legislaturas locales, para implantar un programa de corto y mediano plazo, definido en coordinación con la Comisión Nacional del Agua, que incluya metas cuantitativas intermedias y contemple un incremento gradual de la eficiencia física, comercial y financiera, especialmente procurando establecer tarifas que reflejen el verdadero costo de ofrecer los servicios, con el objeto de alcanzar la autosuficiencia de recursos en dichos organismos, así como asegurar la calidad y permanencia de la prestación de los servicios de agua potable, alcantarillado y saneamiento a la población.

Los municipios que participaron durante los años 2000 a 2007 en el programa a que se refiere el párrafo anterior, deberán demostrar ante la Comisión Nacional del Agua los avances que obtuvieron en el mejoramiento de su eficiencia física, comercial y financiera, a fin de que puedan acceder a los apoyos previstos para el presente ejercicio;

II. Estén al corriente en el pago de sus derechos, y

III. Informen trimestralmente a la Comisión Nacional del Agua y ésta a la Comisión de Recursos Hidráulicos por conducto de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, los proyectos que en coparticipación con las entidades federativas se realizan en los programas de agua potable, alcantarillado y saneamiento en zonas urbanas y rurales.

Los apoyos otorgados por la Comisión Nacional del Agua deberán promover la instalación de medidores en las entradas y salidas de agua en bloque, a fin de hacer eficiente el cobro de agua; dicha Comisión informará al respecto a la Cámara de Diputados, de manera trimestral.

Para los programas de infraestructura hidroagrícola tendrán prioridad las obras de pequeña y mediana irrigación que mejoren la eficiencia en el uso del agua en regiones pobres, destinando un monto no menor al 10 por ciento del presupuesto total asignado a estas necesidades.

La Comisión Nacional del Agua deberá contar con la cartera de obras comprometidas a través de convenios de colaboración con los usuarios de riego y los organismos operadores, la cual estará sujeta a la disponibilidad presupuestaria y los criterios de elegibilidad que en las propias reglas de operación establezca.

Artículo 38. La operación del Sistema de Protección Social en Salud deberá sujetarse a lo siguiente:

I. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, establecerá, antes del 15 de enero 2008, los criterios para la definición de la población sujeta a la afiliación en el medio rural y urbano, los cuales deberán ser públicos y objetivos;

II. El padrón de beneficiarios y sus actualizaciones serán remitidos por la Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, a las comisiones de Presupuesto y Cuenta Pública, de Salud, así como a la Auditoría Superior de la Federación. Esta información deberá identificar al número de beneficiarios por familia y entidad federativa, y su fecha de afiliación o baja.

Dicha información deberá destacar las familias unipersonales por cada entidad federativa, y el porcentaje que éstas representan del total de las familias afiliadas;

III. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, emitirá lineamientos operativos, antes del 30 de enero de 2008, que incluyan los criterios para el esquema de registro y comprobación de la aportación solidaria estatal a que hace referencia la Ley General de Salud;

IV. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, deberá dar a conocer semestralmente, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el Sistema y el Número de familias beneficiarias en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares y las cuotas y aportaciones estatales y federales por entidad federativa.

Dicha información deberá precisar, por entidad federativa, los montos considerados de otros recursos para la salud provenientes de los ramos 12 y 33;

V. Los recursos federales que se transfieren a las entidades federativas por concepto de cuota social y aportación solidaria federal, deberán ser ejercidos conforme a las siguientes disposiciones:

a) Por concepto de remuneraciones de personal directamente involucrado en la prestación de servicios de atención médica a los afiliados al Sistema, se podrá destinar hasta el 40% de los recursos transferibles;

b) Por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema, hasta el 30% de los recursos transferidos;

c) Para acciones de promoción, prevención y detección oportuna que estén contenidas en el Catálogo Universal de Servicios de Salud, CAUSES, se destinarán no menos del 20% de los recursos transferidos;

d) Para poder destinar de los recursos transferibles hacia acciones de conservación y mantenimiento, deberán estar explícitamente relacionadas tanto las unidades médicas como los recursos necesarios para estas acciones en el anexo IV del Acuerdo de Coordinación que suscriba la Secretaría de Salud con las entidades federativas;

e) Los recursos federales transferibles hacia proyectos de inversión en infraestructura médica nueva deberán cumplir con los siguientes requisitos:

i) Los proyectos de obras a desarrollar deberán estar incluidos en el Plan Maestro de Infraestructura que emita la Secretaría de Salud;

ii) Los gastos de operación asociados al funcionamiento de la infraestructura nueva serán responsabilidad de las entidades federativas, con cargo a su presupuesto;

iii) Deberá realizarse una adecuada planeación de los recursos para garantizar que los destinados a obras nuevas no presenten un impacto adverso en el financiamiento del resto de los rubros a los que debe ser destinado el gasto para garantizar las intervenciones y medicamentos asociados al Catálogo Universal de Servicios de Salud.

f) Para el otorgamiento de los servicios de salud, de las intervenciones contenidas en el Catálogo Universal de Servicios de Salud, de las Caravanas de la Salud, en localidades donde no existe infraestructura instalada de los Servicios Estatales de Salud, con la finalidad de incrementar la afiliación en dichas localidades y garantizar la prestación de servicios y el abasto de medicamentos a los afiliados al Sistema, y

g) Se podrá destinar hasta el 3% de los recursos transferidos para el gasto operativo y hasta el 3% para el pago de personal administrativo de la unidad de protección social en salud correspondiente a cada entidad federativa, de conformidad con los lineamientos que emita la Comisión Nacional de Protección Social en Salud.

Las disposiciones señaladas anteriormente deberán formar parte del Anexo IV del Acuerdo de Coordinación que suscriba la Secretaría de Salud con las entidades federativas para la instrumentación del Sistema de Protección Social en Salud en las entidades. Dichas disposiciones podrán ajustarse, siempre y cuando la entidad federativa demuestre ante la Comisión Nacional de Protección Social en Salud, que las características epidemiológicas o perfil de salud de la población afiliada lo ameritan.

VI. Las entidades federativas deberán informar trimestralmente a la Comisión Nacional de Protección Social en Salud, los siguientes aspectos de la compra de servicios a prestadores privados: nombre del prestador privado; el padecimiento del Catálogo Universal de Servicios de Salud que es atendido, y el costo unitario por cada intervención contratada. Esta información deberá ser publicada en las páginas de Internet de las Unidades de Protección Social en Salud en las entidades federativas, y de la Comisión Nacional de Protección Social en Salud;

VII. Para efectos de la compra de medicamentos asociados al Catálogo Universal de Servicios de Salud, las entidades federativas deberán informar semestralmente a la Comisión Nacional de Protección Social en Salud y publicar en la página de Internet de la Unidad de Protección Social en Salud de la entidad federativa: el nombre del proveedor, el evento de licitación y el costo unitario de las claves de medicamentos adquiridos. Dicha información deberá ser publicada en la página de Internet de la Comisión Nacional de Protección Social en Salud;

VIII. Los indicadores de monitoreo y evaluación del Sistema de Protección Social en Salud deberán ser publicados en la página de Internet de la Comisión Nacional de Protección Social en Salud, así como en las de los gobiernos de las entidades federativas de forma trimestral. Dichos indicadores deberán ser construidos por la Comisión Nacional de Protección Social en Salud con base en la información que ésta determine y que para tales efectos estarán obligados a aportar dichos gobiernos;

IX. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, deberá levantar semestralmente una encuesta de satisfacción entre los usuarios del Sistema de Protección Social en Salud y sus resultados deberán ser publicados en su página de Internet;

X. La Secretaría de Salud deberá incluir, tanto en el documento de identificación que presentan los beneficiarios para recibir los apoyos, establecido por la Comisión Nacional de Protección Social en Salud, como en las guías y materiales de difusión la leyenda: "El Seguro Popular es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos al desarrollo social", y realizará acciones de orientación y difusión con los beneficiarios para garantizar la transparencia y evitar cualquier manipulación política de la afiliación o la prestación del servicio médico;

XI. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, elaborará los lineamientos de difusión, e incluirá en los materiales de difusión para el personal operativo, la siguiente leyenda: "El condicionamiento electoral o político de los programas sociales constituye un delito federal que se sanciona de acuerdo con las leyes correspondientes. Ningún servidor público puede utilizar su puesto o sus recursos para promover el voto a favor o en contra de algún partido o candidato. El Sistema de Protección Social de Salud es de carácter público y su otorgamiento o continuidad no depende de partidos políticos o candidatos";

XII. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, deberá emitir los lineamientos de información y difusión institucional que regirán el material relativo al Sistema de Protección Social en Salud que se desarrolle por cualquiera de los niveles de gobierno;

XIII. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, publicará las Reglas de Operación del Seguro Médico para una Nueva Generación a más tardar el 31 de marzo de 2008, y

XIV. La Secretaría de Salud, a través de la Subsecretaría de Prevención y Promoción de la Salud, publicará los lineamientos para el Fondo de Aportaciones para los Servicios de Salud a la Comunidad a más tardar el 31 de marzo de 2008.

Artículo 39. La Comisión Nacional de Cultura Física y Deporte, conforme a lo dispuesto en el artículo 56 de la Ley General de Cultura Física y Deporte, podrá otorgar subsidios a las asociaciones deportivas nacionales, siempre y cuando éstas:

I. Cumplan con el Programa Nacional de Cultura Física y Deporte;

II. Informen a la Comisión, a más tardar el último día hábil de enero, sobre el ejercicio de los recursos públicos que hayan recibido durante el ejercicio fiscal 2007, así como los resultados obtenidos;

III. Informen a la Comisión, a más tardar el día 15 de los meses de abril, julio y octubre de 2008, sobre el ejercicio de los recursos públicos federales que reciban y los resultados obtenidos, y

IV. Envíen la información citada en las fracciones anteriores a la Confederación Deportiva Mexicana y al Sistema Nacional de Cultura Física y Deporte.

La Comisión Nacional de Cultura Física y Deporte hará entrega de los recursos públicos directamente a las asociaciones deportivas nacionales, de conformidad con el Programa Nacional de Cultura Física y Deporte, y reportará el ejercicio de los mismos y los resultados obtenidos en los Informes Trimestrales.

Artículo 40. La aplicación de los recursos federales que se asignen en este Presupuesto de Egresos para el Fondo Metropolitano, se sujetarán a las reglas de operación a que se refiere el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como a la rendición de cuentas, transparencia y evaluación previstas en el artículo 85 de dicha ley.

Los estudios, programas, proyectos y acciones que se desarrollen mediante la aplicación de los recursos del Fondo, deberán impulsar la competitividad económica y las capacidades productivas de las zonas metropolitanas del país, así como apoyar la ejecución de obras de infraestructura que coadyuven a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica.

Los recursos deberán destinarse prioritariamente al desarrollo de programas, proyectos y obras públicas de infraestructura y su equipamiento, cuyo impacto incentive la consolidación urbana y el aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Las obras y proyectos que se presenten ante los respectivos fondos metropolitanos de las entidades federativas, deberán sujetarse para su financiamiento a criterios claros de análisis costo y beneficio, así como de impacto económico, social y ambiental.

Los programas, proyectos y obras a los que se destinen los recursos federales del Fondo Metropolitano, deberán ser viables y sustentables, además de ser el resultado de la planeación del desarrollo regional y urbano, así como de los programas de ordenamiento de los asentamientos humanos en el territorio, por lo que deberán guardar congruencia con el Plan Nacional de Desarrollo 2007-2012 y con los programas de desarrollo regional, urbano y especiales que se deriven del mismo, además de estar alineados con los planes estatales de desarrollo urbano y de los municipios involucrados y comprendidos en la respectiva zona metropolitana.

Los recursos federales del Fondo Metropolitano que se transfieran a las entidades federativas, deberán administrarse a través de fondos concursables en un fideicomiso de administración e inversión, de conformidad con las reglas de operación a que se refiere este artículo, con el objetivo de que se canalicen conforme al mérito de las obras y los proyectos evaluados en los términos de las disposiciones federales aplicables.

Dichos fideicomisos deberán contar con cuentas específicas para los recursos federales, a fin de facilitar su control y fiscalización. Para que proceda la aportación de recursos federales, las entidades federativas deberán contar con un fideicomiso constituido a más tardar el primer trimestre del ejercicio fiscal, en los términos de las disposiciones aplicables en la materia.

Los recursos federales del Fondo Metropolitano que al 31 de diciembre no hayan sido vinculados con obligaciones y compromisos formales de pago, o que no se hayan erogado por la entidad federativa, se deberán reintegrar a la Tesorería de la Federación.

El resultado de la distribución entre las zonas metropolitanas de los recursos federales que integran el Fondo Metropolitano a que se refiere este artículo, se presenta en el Anexo 11 de este Decreto.

La Secretaría de Hacienda y Crédito Público emitirá, a más tardar el último día hábil de marzo, las reglas de operación que regirán al Fondo Metropolitano, tomando en cuenta los criterios a que se refiere este artículo.

Artículo 41. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. Las entidades federativas deberán enviar informes trimestrales tanto a la Cámara de Diputados, a través de sus comisiones de Educación Pública y Servicios Educativos y de Presupuesto y Cuenta Pública, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de Educación Media y Superior;

II. Las Instituciones Públicas de Educación Superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados, a través de la Comisión de Educación Pública y Servicios Educativos, como a la Secretaría de Educación Pública, y

III. Las Instituciones Públicas de Educación Superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, en su caso, la ley local respectiva, las Instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos y/o académicos y el seguimiento del ejercicio de recursos, manteniendo la información autorizada con periodicidad trimestral.

TÍTULO QUINTO

OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 42. Los apoyos con cargo a programas de desarrollo social deberán canalizarse con estricto apego a las disposiciones aplicables y de forma objetiva, sujetándose a los criterios establecidos en el artículo 1 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 17 Bis, fracción III, de la Ley Orgánica de la Administración Pública Federal.

Para lograr el seguimiento oportuno y transparente de los recursos públicos que se administran a través de dichos programas se establecerá un mecanismo de consulta a través del cual las autoridades responsables proporcionen los elementos necesarios a los distintos órdenes de gobierno, y a los partidos políticos a través de su representación parlamentaria en la Cámara de Diputados, que permitan la evaluación de dichos programas y el intercambio de información con respecto a la aplicación de los recursos, la actualización del padrón de beneficiarios, entre otros.

Artículo 43. Para garantizar la flexibilidad y disponibilidad de recursos que requiere la atención de la emergencia y reconstrucción económica y social de los estados de Tabasco y Chiapas se conforma el Fondo para la Reconstrucción Económica y Social de Tabasco y Chiapas.

Este fondo se financiará con las aportaciones que realicen las entidades federativas con cargo al 10% de los ingresos a que se refiere el inciso d) de la fracción IV del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, relativo a los ingresos excedentes para programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas.

Este fondo estará normado por las reglas de operación que establezca el Ejecutivo Federal, las cuales deberán promover otras fuentes de financiamiento, así como garantizar que los recursos aprobados por la Cámara de Diputados se ejerzan con eficacia, transparencia, honradez y oportunidad.

Para tal efecto, el Ejecutivo Federal establecerá critérios para la atención de las zonas afectadas, mismos que deberán ser publicados en el Diario Oficial de la Federación a los 70 días naturales posteriores a la publicación de este Decreto, tomando en cuenta entre otras:

I. Una evaluación extensiva de todos los daños;

II. Que el recurso baje de acuerdo a las necesidades reales de la población en todos los municipios dañados;

III. Una planeación y coordinación para una solución integral de corto y largo plazo al problema de inundación que involucre a los tres órdenes de gobierno;

IV. Publicar un reporte detallado en Internet de las acciones realizadas que incluyan en su caso, el padrón de beneficiarios conforme a la ley, y

V. Todos los apoyos y materiales de difusión de este fondo deberán contener las leyendas contenidas en los artículos 28 de la Ley General de Desarrollo Social, 17 y 23 de este Decreto.

Artículo 44. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, podrá emitir opinión sobre las reglas de operación que el Ejecutivo Federal haya emitido conforme a lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con el objeto de que la aplicación de los recursos se realice con eficiencia, eficacia, economía, honradez y transparencia.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva.

Artículo 45. La Secretaría de Hacienda y Crédito Público identificará los ahorros obtenidos, a efecto de apoyar a las secretarías de la Defensa Nacional y de Marina en materia de adquisición de equipamiento que permita mejorar su desempeño a favor de la población en situación de emergencia y fortalecer la seguridad de la Nación.

Artículo 46. El Ejecutivo Federal informará a la Cámara de Diputados, a través de los Informes Trimestrales, sobre las modificaciones que, en su caso, se lleven a cabo en el gasto neto total a que se refiere el artículo 3 de este Decreto, así como en la asignación global de servicios personales a que se refiere el artículo 4, fracción V del mismo, en cumplimiento de las obligaciones establecidas en favor de los trabajadores del Estado en la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, conforme a lo dispuesto en el artículo Vigésimo Primero Transitorio del Decreto por el que se expide dicha ley, publicado el 31 de marzo de 2007 en el Diario Oficial de la Federación, y de lo dispuesto en los artículos 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 1 y 2 de la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008.

Artículo 47. El Ramo General 23 Provisiones Salariales y Económicas incluye recursos para ser aportados al fondo del Poder Judicial Federal, para apoyar el fortalecimiento de los órganos jurisdiccionales de las entidades federativas.

Artículo 48. El Fondo Regional se establece con la cantidad de 5 mil millones de pesos para los 10 estados de la República con menor índice de desarrollo humano.

Los recursos de este fondo se distribuirán de la siguiente manera:

I. La cantidad de 2 mil millones de pesos para los 3 estados más pobres del país;

II. La cantidad de 2 mil setecientos millones de pesos se distribuirán entre los 7 estados restantes con menor índice de desarrollo humano, y

III. La cantidad de 300 millones de pesos se distribuirá en regiones que cuenten con zonas semidesérticas con muy altos niveles de marginación.

Artículo 49. Con el fin de atender de manera integral a las zonas de mayor marginación en las entidades federativas del sur del país, se destinarán para el desarrollo regional en los estados de Guerrero, Oaxaca y Chiapas, un total de $900,000,000.00 extraordinarios a la asignación establecida en el Anexo 7 dentro del Programa Alianza para el Campo a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, para ser aplicados en partes iguales bajo la mecánica del Programa Especial para la Seguridad Alimentaria, PESA, mismos que aparecen en el Programa Especial Concurrente para el Desarrollo Rural Sustentable en el Anexo 7 de este Decreto.

Derivado de las condiciones de restricción presupuestaria que se enfrentan en estas regiones, dichos recursos se asignarán sin necesidad de aportación estatal en contrapartida.

Con base en proyectos específicos, acordados entre la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y los gobiernos de las entidades federativas, de conformidad con el párrafo anterior, y con los convenios marco de coordinación entre la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y las entidades federativas, estos recursos serán de ejecución federalizada transferidos conforme a lo dispuesto en este artículo a los Fideicomisos de Fomento Agropecuario del Estado, FOFAES, sin perjuicio de lo establecido en el Título Segundo de este Decreto y demás disposiciones jurídicas aplicables.

Para efectos de esta estrategia, la región mixteca poblana y los municipios del oriente del estado de Morelos dispondrán de manera complementaria, de 200,000,000.00, asignándose el presupuesto como sigue: 150,000,000.00 para Puebla, y 50,000,000.00 para Morelos.

Artículo 50. Con el fin de recuperar el macizo boscoso en las zonas de mayor marginación de las entidades federativas del sur del país, se destinarán 750 millones de pesos, en partes iguales, para los estados de Guerrero, Oaxaca y Chiapas, en el presupuesto aprobado a ProÁrbol en la Comisión Nacional Forestal de la Secretaría de Medio Ambiente y Recursos Naturales. Lo anterior a fin de apoyar la protección, conservación, manejo y restauración de ecosistemas forestales, incluyendo el manejo de germoplasma y la producción de planta, con fines de conservación, restauración y producción forestal.

Dichos recursos serán de ejecución federalizada y no implicarán aportación en contrapartida de las entidades federativas participantes.

Artículo 51. El Fondo para Incremento de la Matrícula en Educación Superior de las Universidades Públicas Estatales y de Apoyo Solidario deberá ser concurrente a partes iguales entre el gobierno federal y los gobiernos de las entidades federativas, en atención al objetivo de ampliación de la cobertura en educación superior establecido en el Plan Nacional de Desarrollo 2007-2012. Lo anterior con la finalidad de estimular la corresponsabilidad de los gobiernos estatales en la expansión de la educación superior universitaria.

Artículo 52. Las universidades e instituciones de educación media superior y superior que reciban recursos federales, incluyendo subsidios, estarán sujetas a la fiscalización que realice la Auditoría Superior de la Federación en términos de lo establecido en la Ley de Fiscalización Superior de la Federación, y rendirán cuentas sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de su plantilla de personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de sueldos por puesto, responsabilidad laboral y su lugar de ubicación, y

III. Desglose del gasto corriente destinado a su operación.

Las universidades e instituciones de educación media superior y superior públicas a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar el día 15 de los meses de abril, julio y octubre de 2008, para efectos de su inclusión en los Informes Trimestrales.

Los resultados de las auditorías que realice la Auditoría Superior de la Federación y la información a que se refiere este artículo serán enviadas a la Cámara de Diputados.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes, realizándose en su caso, la compulsa entre las nóminas y los registros de asistencia.

Artículo 53. Las sanciones económicas que, en su caso, aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2008, serán reintegradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y los Centros Públicos de Investigación, los cuales deberán destinarse a actividades sustantivas y proyectos científicos; dichos recursos no podrán ejercerse en servicios personales y deberá reportarse en los Informes Trimestrales sobre el ejercicio y destino de dichos recursos.

Artículo 54. La Secretaría de la Función Pública, en cumplimiento a lo dispuesto en el Artículo quinto transitorio del Decreto por el que se reforma la Ley Orgánica de la Administración Pública Federal, la Ley Federal de las Entidades Paraestatales y la Ley Federal de Responsabilidades de los Servidores Públicos, publicado el 24 de diciembre de 1996, deberá realizar las siguientes acciones:

I. Incluir en el primer Informe Trimestral, el costo total de las percepciones de los titulares de los órganos internos de control en las dependencias y entidades, así como los de sus áreas de auditoría, quejas y responsabilidades, que en virtud del Decreto antes citado dependen jerárquica y funcionalmente de la Secretaría de la Función Pública;

II. Tramitar ante la Secretaría de Hacienda y Crédito Público, con la participación que corresponda a las respectivas dependencias y entidades, las adecuaciones presupuestarias que sean necesarias para regularizar la situación del pago de las percepciones de aquellos servidores públicos a que se refiere la fracción anterior, y

III. En tanto no se regularice la situación de pago de los servidores públicos a que se refiere este artículo, deberá incluir en los Informes Trimestrales, la información relativa a las percepciones que continúen cubriendo las dependencias y entidades.

Artículo 55. La Secretaría de Hacienda y Crédito Público reportará en los Informes Trimestrales los programas que observen, en su conjunto o por una sola vez, modificaciones del 5% del presupuesto total del ramo de que se trate o del presupuesto de una entidad, en el cual se detallen los recursos aprobados por la Cámara de Diputados y los aumentos y disminuciones autorizados por la Secretaría.

Artículo 56. El Instituto Nacional de Estadística, Geografía e Informática deberá llevar a cabo una revisión y conciliación de los juicios laborales a su cargo para prever los recursos necesarios que permitan hacer frente a las contingencias laborales, en términos de las disposiciones aplicables. Los convenios laborales que procedan deberán suscribirse por dicho Instituto, promoviendo la determinación del valor de laudo, la terminación de los juicios laborales, así como la terminación voluntaria de la relación laboral.

Artículo 57. Para el ejercicio de los recursos asignados al Programa Enciclomedia, la Secretaría de Educación Pública tomará en cuenta las recomendaciones que, en su caso, emita la Cámara de Diputados.

Artículo 58. La Comisión Nacional del Agua impulsará un programa que permita atender las necesidades de saneamiento, por lo que en este presupuesto se asignan 700 millones de pesos en el Anexo 22 de este Decreto para establecer el Fondo Concursable para el Tratamiento de Aguas Residuales en Zonas Turísticas.

Para ello, la Comisión Nacional del Agua deberá, a más tardar el último día hábil del mes de febrero, publicar en su página de Internet los Lineamientos mediante los cuales operará dicho Fondo, privilegiando en todo momento zonas turísticas, principalmente los tres principales puertos turísticos incluidos en el Sistema Nacional de Información sobre Calidad del Agua en Playas Mexicanas con mayor riesgo sanitario, y aquéllos con cuerpos de agua interior como el Lago de Pátzcuaro.

Adicionalmente, se asignan 500 millones de pesos en el Anexo 22 para que la Comisión Nacional del Agua instrumente un Programa de Incentivos a la Inversión en Plantas de Tratamiento de Aguas Residuales, con la finalidad de incrementar la cobertura de saneamiento en el País. Igualmente, estos recursos privilegiarán a las zonas turísticas mencionadas y también podrán atender otras zonas urbanas con necesidades de tratamiento de aguas residuales.

A más tardar el último día hábil de febrero la Comisión Nacional del Agua publicará en su página electrónica, los lineamientos del esquema operativo del Programa, en el que se destaque que el apoyo tendrá la condición de cubrir una parte del gasto de operación de la planta, así como garantizar el retorno de la inversión efectuada, ya que la Federación hará un pago proporcional por cada metro cúbico por segundo de agua tratada recibida.

Para ello, el esquema que propondrá la Comisión Nacional del Agua podrá aplicar recursos indistintamente de los programas antes señalados.

Artículo 59. Los recursos asignados en este presupuesto a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para fondos de garantía; y garantías y otros apoyos del sistema financiero rural por 2,356.9 millones de pesos deberán ser convenidos y transferidos a la Banca de Desarrollo en un plazo no mayor a 90 días, a partir de la entrada en vigor del presente Decreto, dando prioridad a los productores de ingresos medios y bajos.

Artículo 60. Los recursos aprobados en este Presupuesto a los Fondos Mixtos de Ciencia y Tecnología no requerirán aportación en contrapartida por parte de los cinco estados con menor índice de desarrollo humano.

Artículo 61. En cuanto al programa de atención para adultos mayores, los recursos adicionales asignados al mismo, que ascienden a la cantidad de $3,700 millones de pesos serán destinados para la atención de adultos mayores que habiten en comunidades de 10,000 habitantes. Asimismo, en el caso de que la población objetivo que habite en las comunidades mencionadas haya sido atendida, los recursos excedentes se utilizarán para extender el programa a comunidades que rebasen 10,000 habitantes, buscando en la medida de lo posible un objetivo de comunidades de hasta 20,000 habitantes.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2008.

SEGUNDO. Las dependencias y entidades que durante el año 2003 hayan participado en el Programa de Separación Voluntaria establecido en el artículo 7, fracción III, del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2003 o que, en los años 2004, 2005, 2006 y 2007, hayan aplicado las medidas establecidas en los artículos 8, fracción III, de los Decretos de Presupuesto de Egresos de la Federación para los ejercicios fiscales 2004 y 2005, 9 fracción III, del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2006 y 5, fracción II del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, respectivamente, así como los Poderes Legislativo y Judicial, deberán restituir con cargo a sus respectivos presupuestos, en los plazos y términos de los artículos citados y de las demás disposiciones aplicables, los montos equivalentes a los recursos que hayan utilizado para cubrir las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, descontará los recursos correspondientes de las ministraciones posteriores de recursos.

TERCERO. Los recursos para las entidades federativas que no han celebrado los convenios relativos al Fondo de Aportaciones para la Educación Tecnológica y de Adultos, a que se refiere el artículo 42 de la Ley de Coordinación Fiscal, correspondientes al presupuesto regularizable de servicios personales, y a las previsiones para sufragar las medidas salariales y económicas que establece el artículo 18 de este Decreto, se incluyen en las erogaciones previstas en el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 1.B. de este Decreto, y sólo podrán traspasarse al Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios una vez que se suscriban los convenios.

CUARTO. En los términos de lo dispuesto en el Decreto por el que se expide la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, publicado el 31 de marzo de 2007 en el Diario Oficial de la Federación, la Secretaría de Hacienda y Crédito Público establecerá los mecanismos presupuestarios y financieros para dar cumplimiento a las obligaciones establecidas en dicha ley.

QUINTO. Las Disposiciones Generales a las que deberán sujetarse las dependencias y entidades de la Administración Pública Federal para su incorporación al Programa de Cadenas Productivas de Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, publicadas en el Diario Oficial de la Federación el día 28 de febrero de 2007, continuarán en vigor durante el ejercicio fiscal 2008 en lo que no contravengan lo dispuesto en el presente Decreto y en tanto no se emitan, en su caso, modificaciones o nuevas disposiciones en la materia.

SEXTO. Los lineamientos generales para la evaluación de los Programas Federales de la Administración Pública Federal, publicados en el Diario Oficial de la Federación el día 30 de marzo de 2007, continuarán en vigor durante el ejercicio fiscal 2008 en lo que no contravengan lo dispuesto en el presente Decreto y en tanto no se emitan, en su caso, modificaciones o nuevas disposiciones en la materia.

SÉPTIMO. Las secretarías de Hacienda y Crédito Público y de la Función Pública, en el ámbito de sus respectivas competencias, emitirán durante el primer trimestre del ejercicio, disposiciones para que las dependencias y entidades realicen durante 2008 las acciones para la aprobación, registro y, en su caso, adecuaciones que aseguren la transparencia de sus estructuras ocupacionales y orgánicas.

En los casos en que se hayan autorizado contratos por honorarios y contratos eventuales de manera regular y que éstos correspondan a funciones de estructura de las dependencias y entidades, éstas analizarán la factibilidad de su transformación en plazas presupuestarias, siempre y cuando se realicen a través de movimientos compensados. Los casos de incorporación gradual a que se refiere el artículo Cuadragésimo Tercero Transitorio del Decreto por el que se expide, la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, publicado el 31 de marzo de 2007 en el Diario Oficial de la Federación, se realizarán en términos de lo previsto en el presente Decreto y de las disposiciones que al efecto emita la Secretaría de Hacienda y Crédito Público.

OCTAVO. A más tardar el último día hábil del mes de abril, la Comisión Nacional del Agua deberá tener formalizados con las secretarías de Hacienda y Crédito Público, y de la Función Pública, los convenios de mejoramiento de la gestión de cada uno de sus Organismos de Cuenca ya establecidos, a fin de que en dichos convenios se incluyan los compromisos de transformación y mejoramiento de la gestión pública, entre otros los de calidad regulatoria interna, eficiencia institucional, recaudación, trámites y servicios de calidad, y eliminación de duplicidades, entre otros.

NOVENO. Para tener acceso al Programa para la Modernización de Organismos Operadores de Agua, PROMAGUA, en una primera etapa, los gobiernos de los estados, municipios y organismos operadores deberán suscribir un convenio de participación y anexos de adhesión a dicho programa con la Comisión Nacional del Agua y el Banco Nacional de Obras y Servicios Públicos, S.N.C.; en la segunda etapa, deberán realizar el estudio de diagnóstico y planeación integral, y en la tercera etapa preparar, seleccionar y contratar la modalidad de participación de la iniciativa privada. Los apoyos financieros se otorgarán de manera diferenciada en la Fase I Incremento de Eficiencias, y en la Fase II Incremento de Coberturas, y de conformidad con el tipo de contratación seleccionada ya sea prestación de servicios parciales, prestación de servicios integrales, título de concesión o de empresa mixta. Los organismos interesados en participar deberán estar al corriente en el pago de derechos para acceder a los recursos de la Fase I; deberán contar con la certificación de viabilidad técnica de cada proyecto por parte de la Comisión Nacional del Agua, quien revisará las acciones y metas de eficiencia, antes de iniciar las Fases I y II; las tarifas deberán cubrir como mínimo los costos de producción del servicio; y por último, tanto el Banco Nacional de Obras y Servicios Públicos, S.N.C., como la Comisión Nacional del Agua darán seguimiento al Programa.

DÉCIMO. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas generadas en el ejercicio fiscal 2008, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza; y, 2 por ciento a la supervisión y gasto de operación.

DÉCIMO PRIMERO. Las dependencias y entidades deberán remitir a la Secretaría de Hacienda y Crédito Público, a más tardar dentro de los 10 días hábiles posteriores a la formalización de los contratos de seguros correspondientes, copia de las pólizas que consignen las condiciones pactadas en el establecimiento de cualquier operación pasiva de seguros sobre bienes patrimoniales a su cargo, así como el inventario actualizado de los bienes con que cuenten, de conformidad con los manuales y formatos que expida dicha Secretaría en los términos de las disposiciones que para tales efectos establezca a más tardar el 30 de enero, las que determinarán los medios a través de los cuales deberá hacerse llegar dicha información.

Lo anterior, a efecto de que la Secretaría de Hacienda y Crédito Público se encuentre en condiciones de asesorar a las dependencias y entidades en la elaboración de sus programas de aseguramiento, de sus manuales de procedimientos sobre la contratación de seguros y soporte de siniestros, en la determinación de sus niveles de retención máximos y en la prevención y disminución de los riesgos inherentes a los bienes con que cuenten, así como para asesorar en el proceso de siniestros ocurridos y reportados a las compañías de seguros con los que dichas dependencias y entidades mantengan celebrados contratos de seguros sobre bienes patrimoniales.

La Secretaría de Hacienda y Crédito Público analizará y clasificará, con base en la información que las dependencias y entidades le remitan de conformidad con el presente artículo, los activos fijos de dichas dependencias y entidades, los cúmulos de riesgo, la dispersión y exposición de las unidades de riesgo y los contratos de seguros sobre bienes patrimoniales que las mismas hubiesen celebrado. Asimismo, dicha Secretaría podrá proponer a las dependencias y entidades, esquemas de transferencia de riesgos y de contratación centralizada, con el propósito de beneficiar las condiciones de contratación de la Administración Pública Federal.

DÉCIMO SEGUNDO. Los recursos a que se refiere el artículo 12 de la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2008, que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se ejercerán en la realización del proyecto respectivo por las entidades de control directo que los generen, de conformidad con las disposiciones aplicables.

DÉCIMO TERCERO. Los recursos del fondo de reserva constituido por el Instituto Mexicano del Seguro Social para garantizar el cumplimiento de las obligaciones derivadas del pago de los subsidios correspondientes al Programa Primer Empleo, aportados por el Ejecutivo Federal en términos del artículo 8 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2007, podrán ser transferidos, en los términos de las disposiciones aplicables, al fondo de reserva que al efecto constituya el Instituto del Fondo Nacional de la Vivienda para los Trabajadores, con el objeto de destinarlos para los programas de promoción del empleo.

DÉCIMO CUARTO. La Secretaría de Energía, durante el primer semestre del ejercicio, deberá realizar un estudio que analice la congruencia de la estructura de la tarifa actual con los costos de generación, transmisión y distribución, así como de las condiciones climáticas prevalecientes en las distintas zonas del país. En caso de que este estudio concluya que no existe congruencia entre los elementos citados, se podrán ajustar las tarifas en lo conducente.

DÉCIMO QUINTO. Luz y Fuerza del Centro deberá presentar a la Secretaría de Energía, más tardar el 15 de febrero de 2008, la propuesta de acciones concretas para lograr una meta anual que garantice que el monto adicional de recursos aprobado respecto del previsto en el proyecto de Presupuesto de Egresos, se canalice en su totalidad para solucionar la problemática en las zonas críticas en las que la demanda actual o pronosticada a corto plazo, rebasa la capacidad instalada en la infraestructura eléctrica de Luz y Fuerza del Centro, subestaciones y líneas de distribución, imposibilitando a la entidad atender las solicitudes de nuevos servicios, afectando sustancialmente la flexibilidad y confiabilidad para la atención de fallas y contingencias. Dichas acciones y, en su caso, las consecuentes modificaciones, tendrán que ser autorizados por la Secretaría de Energía, en su carácter de coordinadora de sector y, en caso de no proceder su autorización, no se podrá ejercer el monto adicional aprobado a que se refiere este artículo. Lo anterior aplicará a: Realización con Obras 2008; Asociados a Distribución; de Reducción de Pérdidas; de Terminación de Subestaciones, y otros; y el Programa de Otros Conceptos.

Luz y Fuerza del Centro deberá enviar a la Secretaría de Energía el avance de las acciones a que se refiere este artículo a más tardar cada 90 días naturales, a fin de que dicha información se integre en los informes trimestrales.

DÉCIMO SEXTO. La Secretaría de Hacienda y Crédito Público entregará, a más tardar el 30 de marzo, un informe a las comisiones de Presupuesto y Cuenta Pública, y de Vigilancia de la Auditoría Superior de la Federación, en el que desglose de forma detallada y suficiente la situación que guardan el total de los fideicomisos, mandatos y figuras análogas establecidas por el Ejecutivo, especificando el total de los recursos que cada uno de estos ejerce y los casos cuya baja o extinción esté en proceso.

DÉCIMO SÉPTIMO. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, publicará en el Diario Oficial de la Federación a más tardar el último día hábil de marzo, las disposiciones del sistema de evaluación del desempeño a que se refiere la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

DÉCIMO OCTAVO. El Consejo Nacional de Seguridad Pública publicará en el Diario Oficial de la Federación, a más tardar el último día hábil de marzo, la información detallada de las transferencias a las entidades federativas y el estado que guarda el ejercicio de dichos recursos.

DÉCIMO NOVENO. Petróleos Mexicanos deberá elaborar y enviar a la Cámara de Diputados a más tardar el treinta de julio de 2008 un estudio de viabilidad y prefactibilidad para determinar la necesidad de construir una nueva refinería para el sistema nacional de refinación del organismo subsidiario PEMEX-Refinación.

Dicho documento deberá proponer, en su caso, la ubicación probable y las características tecnológicas de la nueva refinería y, de forma general, las características, proyecciones de impacto que pudieran tener dichos proyectos para la política energética nacional, el desarrollo de PEMEX y la economía del país; así como los supuestos de precios, volúmenes involucrados, lugares esperados de venta de los refinados, costos y márgenes implícitos de los mismos, diferenciales estimados, entre crudos ligeros y pesados, sitios considerados como puntos de distribución y toda la infraestructura considerada como necesaria para el óptimo desempeño de los proyectos.

VIGÉSIMO. La Cámara de Diputados con el objeto de adecuar al marco constitucional la legislación que regula las funciones de fiscalización y evaluación de sus Comisiones Ordinarias y sus órganos técnicos, realizará un diagnóstico y consulta a los agentes involucrados que le permita contar con las iniciativas necesarias para regular la Fiscalización y Evaluación del Gasto Público, así como el diseño e instrumentación de mecanismos que propicien la interrelación en estas materias con el Poder Ejecutivo, los gobiernos de las entidades federativas y los Congresos locales.

VIGÉSIMO PRIMERO. Del presupuesto total asignado para el Instituto Federal Electoral en el 2008, se destinarán 100 millones de pesos a la Contraloría Interna para el fortalecimiento de los procesos de control del ingreso y gasto de dicho Instituto.

Adicionalmente, el Instituto Federal Electoral podrá solicitar ampliaciones a su presupuesto aprobado para este ejercicio fiscal con el fin de atender sus nuevas atribuciones, administración, distribución y vigilancia de los tiempos oficiales, así como para la reestructuración administrativa, derivado de las reformas constitucionales y legales en materia electoral. Los montos de las ampliaciones deberán solicitarse a la Secretaría de Hacienda y Crédito Público conforme a lo que se prevea en las referidas reformas legales, a más tardar el último día hábil de marzo de 2008, para lo cual el Consejo General del Instituto o el órgano que lo sustituya, deberá fundar y motivar en todos los casos los montos adicionales solicitados, su aplicación o su destino, así como determinar el impacto presupuestario de sus propuestas con base en criterios técnicos. Toda ampliación estará sujeta a la disponibilidad presupuestaria y deberá ser informada a la Cámara de Diputados.

De igual manera, el Tribunal Federal Electoral del Poder Judicial de la Federación podrá solicitar ampliaciones a su presupuesto aprobado para este ejercicio fiscal con el fin de atender nuevas atribuciones, así como para la reestructuración administrativa, derivado de las reformas constitucionales y legales en materia electoral. Los montos de las ampliaciones deberán solicitarse a la Secretaría de Hacienda y Crédito Público, conforme a lo que se prevea en las referidas reformas legales, a más tardar el último día hábil de marzo de 2008, para lo cual la Comisión de Administración del Tribunal Federal Electoral del Poder Judicial de la Federación, deberá fundar y motivar en todos los casos los montos adicionales solicitados, su aplicación o su destino, así como determinar el impacto presupuestario de sus propuestas con base en criterios técnicos. Toda ampliación estará sujeta a la disponibilidad presupuestaria y deberá ser informada a la Cámara de Diputados.

VIGÉSIMO SEGUNDO. La Cámara de Diputados definirá los elementos legislativos necesarios para efectuar las tareas evaluatorias y de seguimiento del gasto que le confiere la Constitución.

VIGÉSIMO TERCERO. Los recursos aprobados en el Ramo 04 Gobernación, incluyen la cantidad de 700 millones de pesos para dar cumplimiento a las obligaciones establecidas en la Ley que crea el Fideicomiso que administrará el Fondo de Apoyo Social para Ex Trabajadores Migratorios Mexicanos.

VIGÉSIMO CUARTO. El Gobierno Federal promoverá el desarrollo de las personas con discapacidad a fin de alcanzar una verdadera igualdad de oportunidades, a través del fortalecimiento de la perspectiva hacia las personas con discapacidad en la implementación de toda política pública, en particular, en aquellas instancias estatales y municipales, dedicadas al impulso del avance de su desarrollo social.

El Poder Ejecutivo impulsará que en el ejercicio de los recursos públicos que realiza a través de las Secretarías, se incorpore la perspectiva hacia las personas con discapacidad.

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

LEY de Ingresos de la Federación para el Ejercicio Fiscal 2008.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

FELIPE DE JESÚS CALDERÓN HINOJOSA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACION PARA EL EJERCICIO FISCAL 2008.

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2008, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

					CONCEPTO	Millones de pesos
A.					***INGRESOS DEL GOBIERNO FEDERAL***	***1,785,787.1***
	I.				**Impuestos:**	**1,224,960.9**
		1.			Impuesto sobre la renta.	580,983.8
		2.			Impuesto empresarial a tasa única	69,687.5
		3.			Impuesto al valor agregado.	448,359.9
		4.			Impuesto especial sobre producción y servicios:	56,822.7
			A.		Gasolinas, diesel para combustión automotriz.	12,348.3
				a)	Artículo 2o.-A, fracción I	3,959.4
				b)	Artículo 2o.-A, fracción II	8,388.9
			B.		Bebidas con contenido alcohólico y cerveza:	22,047.0
				a)	Bebidas alcohólicas.	6,042.1
				b)	Cervezas y bebidas refrescantes.	16,004.9
			C.		Tabacos labrados.	20,821.4
			D.		Juegos y sorteos.	1,606.0
		5.			Impuesto sobre tenencia o uso de vehículos.	20,234.6
		6.			Impuesto sobre automóviles nuevos.	5,132.7
		7.			Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
		8.			Impuesto a los rendimientos petroleros.	5,000.0
		9.			Impuestos al comercio exterior:	24,346.4
			A.		A la importación.	24,346.4
			B.		A la exportación.	0.0
		10.			Impuesto a los depósitos en efectivo.	2,906.3
		11.			Accesorios.	11,487.0
	II.				**Contribuciones de mejoras:**	**17.9**
					Contribución de mejoras por obras públicas de infraestructura hidráulica.	17.9
	III.				**Derechos:**	**515,619.5**
		1.			Servicios que presta el Estado en funciones de derecho público:	3,424.2

		A.	Secretaría de Gobernación.	20.6
		B.	Secretaría de Relaciones Exteriores.	1,994.1
		C.	Secretaría de la Defensa Nacional.	0.0
		D.	Secretaría de Marina.	0.0
		E.	Secretaría de Hacienda y Crédito Público.	113.1
		F.	Secretaría de la Función Pública.	3.7
		G.	Secretaría de Energía.	27.8
		H.	Secretaría de Economía.	65.6
		I.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	7.5
		J.	Secretaría de Comunicaciones y Transportes.	769.2
		K.	Secretaría de Medio Ambiente y Recursos Naturales.	42.3
		L.	Secretaría de Educación Pública.	299.4
		M.	Secretaría de Salud.	3.2
		N.	Secretaría del Trabajo y Previsión Social.	0.9
		Ñ.	Secretaría de la Reforma Agraria.	55.8
		O.	Secretaría de Turismo.	0.5
		P.	Secretaría de Seguridad Pública.	20.5
	2.	Por el uso o aprovechamiento de bienes del dominio público:		8,627.5
		A.	Secretaría de Hacienda y Crédito Público.	0.7
		B.	Secretaría de la Función Pública.	0.0
		C.	Secretaría de Economía.	341.4
		D.	Secretaría de Comunicaciones y Transportes.	2,919.4
		E.	Secretaría de Medio Ambiente y Recursos Naturales.	5,359.8
		F.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	6.2
		G.	Secretaría del Trabajo y Previsión Social.	0.0
	3.	Derechos a los hidrocarburos.		503,567.8
		A.	Derecho ordinario sobre hidrocarburos.	435,412.6
		B.	Derecho sobre hidrocarburos para el fondo de estabilización.	63,465.0
		C.	Derecho extraordinario sobre exportación de petróleo crudo.	3,573.8
		D.	Derecho para la investigación científica y tecnológica en materia de energía.	1,092.6
		E.	Derecho para la fiscalización petrolera.	23.8
		F.	Derecho único sobre hidrocarburos.	0.0
IV.	**Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.**			**923.8**
V.	**Productos:**			**6,253.3**
	1.	Por los servicios que no correspondan a funciones de derecho público.		31.9
	2.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:		6,221.4
		A.	Explotación de tierras y aguas.	0.0
		B.	Arrendamiento de tierras, locales y construcciones.	1.1
		C.	Enajenación de bienes:	1,059.2
			a) Muebles.	809.3
			b) Inmuebles.	249.9
		D.	Intereses de valores, créditos y bonos.	4,479.9
		E.	Utilidades:	681.2
			a) De organismos descentralizados y empresas de participación estatal.	0.0

		b)	De la Lotería Nacional para la Asistencia Pública.	0.0
		c)	De Pronósticos para la Asistencia Pública.	680.0
		d)	Otras.	1.2
	F.		Otros.	0.0
VI.	**Aprovechamientos:**			**38,011.7**
1.	Multas.			958.7
2.	Indemnizaciones.			698.6
3.	Reintegros:			52.3
	A.		Sostenimiento de las Escuelas Artículo 123.	0.4
	B.		Servicio de Vigilancia Forestal.	0.0
	C.		Otros.	51.9
4.	Provenientes de obras públicas de infraestructura hidráulica.			203.9
5.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.			0.0
6.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.			0.0
7.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.			0.0
8.	Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.			0.0
9.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.			0.0
10.	5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.			0.0
11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.			3,937.4
12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.			502.8
13.	Regalías provenientes de fondos y explotaciones mineras.			0.0
14.	Aportaciones de contratistas de obras públicas.			4.9
15.	Destinados al Fondo para el Desarrollo Forestal:			1.5
	A.		Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
	B.		De las reservas nacionales forestales.	0.0
	C.		Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
	D.		Otros conceptos.	1.5
16.	Cuotas Compensatorias.			441.7
17.	Hospitales Militares.			0.0
18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.			0.0
19.	Recuperaciones de capital:			8,718.3
	A.		Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	16.9
	B.		Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	1.4
	C.		Inversiones en obras de agua potable y alcantarillado.	0.0

		D.	Desincorporaciones.	0.0
		E.	Otros.	8,700.0
	20.		Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	0.0
	21.		Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
	22.		No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
	23.		Otros:	22,491.6
		A.	Remanente de operación del Banco de México.	0.0
		B.	Utilidades por Recompra de Deuda.	0.0
		C.	Rendimiento mínimo garantizado.	0.0
		D.	Otros.	22,491.6
B.	***INGRESOS DE ORGANISMOS Y EMPRESAS***			***759,663.1***
VII.	**Ingresos de organismos y empresas:**			**612,585.1**
	1.		Ingresos propios de organismos y empresas:	612,585.1
		A.	Petróleos Mexicanos.	344,642.9
		B.	Comisión Federal de Electricidad.	225,434.2
		C.	Luz y Fuerza del Centro.	-2,479.5
		D.	Instituto Mexicano del Seguro Social.	16,389.0
		E.	Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	28,598.5
	2.		Otros ingresos de empresas de participación estatal.	0.0
VIII.	**Aportaciones de seguridad social:**			**147,078.0**
	1.		Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.		Cuotas para el Seguro Social a cargo de patrones y trabajadores.	147,078.0
	3.		Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
	4.		Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	5.		Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C.	***INGRESOS DERIVADOS DE FINANCIAMIENTOS***			***24,000.0***
IX.	**Ingresos derivados de financiamientos:**			**24,000.0**
	1.		Endeudamiento neto del Gobierno Federal:	181,690.4
		A.	Interno.	181,690.4
		B.	Externo.	0.0
	2.		Otros financiamientos:	24,000.0
		A.	Diferimiento de pagos.	24,000.0
		B.	Otros.	0.0
	3.		Superávit de organismos y empresas de control directo (se resta).	181,690.4
TOTAL				**2,569,450.2**

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de manera excepcional, para dar cumplimiento a lo autorizado en el último párrafo del transitorio vigésimo primero del Decreto por el que se expide la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, publicado en el Diario Oficial de la Federación el 31 de marzo de 2007, el Ejecutivo Federal registrará el pasivo correspondiente y podrá realizar las operaciones necesarias para su financiamiento conforme al artículo 2o. de esta Ley.

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este artículo.

Se faculta al Ejecutivo Federal para que durante el 2008, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

El gas licuado de petróleo seguirá sujeto a los precios máximos al usuario final y de venta de primera mano que, por razones de interés público y en tanto no exista la correspondiente resolución firme de la Comisión Federal de Competencia, fije el Ejecutivo Federal, sin que se requiera trámite o requisito adicional alguno. Esta facultad también la podrá ejercer el Ejecutivo Federal cuando por las condiciones imperantes del mercado se considere necesario evitar aumentos desproporcionados en el precio al usuario final.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos pagados en especie o en servicios, por contribuciones, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio de 2008, se estima una recaudación federal participable por 1 billón 531 mil 883.7 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 30 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2008, en relación con las estimaciones que se señalan en este artículo.

En el caso de que durante el ejercicio fiscal de 2008 disminuyan los ingresos por la recaudación total de los impuestos, respecto de los valores referidos en el artículo 1, fracción I, de esta Ley o disminuyan los ingresos por concepto del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos derivado de la disminución de la plataforma de extracción o de exportación de petróleo crudo, respecto de los valores que sirvieron de base para las estimaciones contenidas en el presente artículo, la Secretaría de Hacienda y Crédito Público podrá destinar parcial o totalmente la recaudación obtenida por el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, para compensar dichas disminuciones, antes de destinarlo al Fondo de Estabilización de los Ingresos Petroleros.

Durante el ejercicio fiscal de 2008, de los recursos que genere el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, 28,000 millones de pesos se destinarán a financiar programas y proyectos de inversión aprobados en el Presupuesto de Egresos de la Federación. El resto de los recursos se destinará a lo que establecen las leyes Federal de Derechos y Federal de Presupuesto y Responsabilidad Hacendaria.

Se estima que el pago en especie, durante el ejercicio fiscal de 2008, en términos monetarios, del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968 ascenderá al equivalente de 2,740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en los artículos correspondientes del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008, por un monto de endeudamiento neto interno hasta por 220 mil millones de pesos, así como por el importe que resulte conforme al Decreto por el que se expide la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, publicado en el Diario Oficial de la Federación el 31 de marzo de 2007, para dar cumplimiento a lo autorizado en el último párrafo del transitorio vigésimo primero de dicho decreto. Así mismo, se podrá contratar endeudamiento interno adicional al autorizado, siempre que se obtenga una disminución de la deuda pública externa por un monto equivalente al del endeudamiento interno neto adicional asumido. El Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar obligaciones del Sector Público Federal a efecto de obtener un monto de desendeudamiento neto externo de al menos 500 millones de dólares de los Estados Unidos de América, así como para contratar financiamientos con organismos financieros internacionales de carácter multilateral por un monto de endeudamiento neto hasta 1,500 millones de dólares de los Estados Unidos de América. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2008 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública. Así mismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2008, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este articulo no deberán implicar endeudamiento neto adicional al autorizado para 2008.

Del ejercicio de las facultades a que se refiere este artículo, el Ejecutivo Federal dará cuenta trimestralmente al Congreso de la Unión, por conducto de la Secretaría de Hacienda y Crédito Público, dentro de los 30 días siguientes al trimestre vencido, especificando las características de las operaciones realizadas. En caso de que la fecha límite para informar al Congreso de la Unión sea un día inhábil la misma se recorrerá hasta el siguiente día hábil.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal durante el ejercicio fiscal de 2008, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos, en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el Banco procurará las mejores condiciones para el Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de quince días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a las sociedades nacionales de crédito que integran el Sistema Banrural contempladas en el Transitorio Tercero de la Ley Orgánica de la Financiera Rural, todas en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago y, en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas en los términos de esta autorización estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las instituciones de banca de desarrollo conforme a sus respectivas leyes orgánicas.

Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en el segundo párrafo del artículo 3 y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquier otro ente jurídico.

Se autoriza a la banca de desarrollo, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores, un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 32,821.5 millones de pesos, de acuerdo a lo previsto en los Criterios Generales de Política Económica para 2008 y a los programas establecidos en el Tomo VI del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008.

El monto autorizado a que hace referencia el párrafo anterior podrá ser adecuado previa autorización del Órgano de Gobierno del banco o fondo de que se trate o del Instituto del Fondo Nacional para el Consumo de los Trabajadores y con la opinión favorable de la Secretaría de Hacienda y Crédito Público; debiendo informarse al Congreso de la Unión cada trimestre sobre las modificaciones que, en su caso, hayan sido realizadas.

Los montos establecidos en la Sección C, fracción IX del artículo 1o. de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008.

Artículo 3o. Se autoriza para el Distrito Federal la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 1 mil 500 millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2008. Así mismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública del Distrito Federal.

Los financiamientos a que se refiere este artículo se sujetarán a lo siguiente:

I. Los financiamientos deberán contratarse con apego a lo establecido en la Ley General de Deuda Pública, en este artículo y en las directrices de contratación que, al efecto, emita la Secretaría de Hacienda y Crédito Público.

II. Las obras que se financien con el monto de endeudamiento neto autorizado deberán:

- **a).** Producir directamente un incremento en los ingresos públicos;
- **b).** Contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2008;
- **c).** Apegarse a las disposiciones legales aplicables, y

d). Previamente a la contratación del financiamiento respectivo, contar con registro en la cartera que integra y administra la Secretaría de Hacienda y Crédito Público, de conformidad con los términos y condiciones que la misma determine para ese efecto.

III. Las operaciones de financiamiento deberán contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunden en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del sector público federal o de las demás Entidades Federativas y Municipios.

IV. El monto de los desembolsos de los recursos derivados de financiamientos que integren el endeudamiento neto autorizado y el ritmo al que procedan, deberán conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando las obras respectivas, de manera que el ejercicio y aplicación de los mencionados recursos deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. El desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras que ya hubieren sido adjudicadas bajo la normatividad correspondiente.

V. El Gobierno del Distrito Federal, por conducto del Jefe de Gobierno, remitirá trimestralmente al Congreso de la Unión informe sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosada por su origen, fuente de financiamiento y destino, especificando las características financieras de las operaciones realizadas.

VI. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones de financiamiento, a los actos asociados a la aplicación de los recursos correspondientes y al cumplimiento de lo dispuesto en este artículo.

VII. El Jefe de Gobierno del Distrito Federal será responsable del estricto cumplimiento de las disposiciones de este artículo, así como de la Ley General de Deuda Pública y de las directrices de contratación que expida la Secretaría de Hacienda y Crédito Público. Las infracciones a los ordenamientos citados se sancionarán en los términos que legalmente correspondan y de conformidad al régimen de responsabilidades de los servidores públicos federales.

VIII. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión conforme a la fracción V de este artículo, deberán contener un apartado específico de deuda pública, de acuerdo con lo siguiente:

a). Evolución de la deuda pública durante el periodo que se informe.

b). Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

c). Colocación de deuda autorizada, por entidad receptora y aplicación a obras específicas.

d). Relación de obras a las que se hayan destinado los recursos de los desembolsos efectuados de cada financiamiento, que integren el endeudamiento neto autorizado.

e). Composición del saldo de la deuda por usuario de los recursos y por acreedor.

f). Servicio de la deuda.

g). Costo financiero de la deuda.

h). Canje o refinanciamiento.

i). Evolución por línea de crédito.

j). Programa de colocación para el resto del ejercicio fiscal.

IX. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo del 2008, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2008.

Artículo 4o. En el ejercicio fiscal de 2008, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada por 954,917.2 millones de pesos, de acuerdo con la siguiente distribución:

	Directa	Condicionada	Total
I. Comisión Federal de Electricidad	53,516.6	75,759.1	129,275.7
II. Petróleos Mexicanos	823,741.3	1,900.2	825,641.5
Total	**877,257.9**	**77,659.3**	**954,917.2**

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada en los términos de los artículos 18 de la Ley General de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento por 52,867.6 millones de pesos que corresponden a proyectos de inversión directa y condicionada, de acuerdo con la siguiente distribución:

	Inversión Financiada Directa	Inversión Financiada Condicionada	Total
I. Comisión Federal de Electricidad	25, 575.2	12,716.6	38,291.8
II. Petróleos Mexicanos	14,575.8	0	14,575.8
Total	**40,151.0**	**12,716.6**	**52,867.6**

En el caso de los proyectos de inversión financiada condicionada relativos a la Comisión Federal de Electricidad, a que se hace referencia en este precepto y en el artículo 4o. de esta Ley, se ejercerán con apego a la estimación que realice la Secretaría de Energía sobre la evolución del margen operativo de reserva del Sistema Eléctrico Nacional, dicho indicador en su magnitud y metodología deberá ser enviado para conocimiento del Congreso de la Unión a través de la Comisión de Energía de la Cámara de Diputados.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II

De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. **Hidrocarburos**

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar los anticipos que se señalan en el siguiente párrafo.

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 502 millones 44 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberá efectuar un pago de 3 mil 757 millones 41 mil pesos.

II. **Enajenación de gasolinas y diesel**

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán por conducto de Pemex-Refinación, diariamente, incluyendo los días inhábiles, anticipos por un monto de 29 millones 960 mil pesos, como mínimo, a cuenta del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de dicha Ley, mismos que se acreditarán contra el pago mensual que establece la Ley del Impuesto Especial sobre Producción y Servicios, correspondiente al mes por el que se efectuaron los anticipos.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Cuando en un lugar o región del país se establezcan sobreprecios a los precios de la gasolina o del diesel, no se estará obligado al pago del impuesto especial sobre producción y servicios por dichos sobreprecios en la enajenación de estos combustibles. Los recursos obtenidos por los citados sobreprecios no se considerarán para el cálculo del impuesto a los rendimientos petroleros.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios podrán disminuir el monto que resulte de dicha tasa negativa del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes el monto correspondiente se podrá acreditar contra el derecho ordinario sobre hidrocarburos que establece el artículo 254 de la Ley Federal de Derechos.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente a aquél al que corresponda el pago.

IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex-Exploración y Producción, estarán a lo siguiente:

a). Cada organismo deberá calcular el impuesto a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30 por ciento. El rendimiento neto a que se refiere este párrafo se determinará restando de la totalidad de los ingresos del ejercicio el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

b). A cuenta del impuesto sobre rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 6 millones 831 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 48 millones 77 mil pesos.

El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2009 y contra el impuesto que resulte se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, debiendo pagarlas ante la Tesorería de la Federación a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones y aprovechamientos que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para variar el monto de los pagos diarios y semanales establecidos en este artículo cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten; así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

Petróleos Mexicanos presentará una declaración a la Secretaría de Hacienda y Crédito Público en los meses de abril, julio y octubre de 2008 y enero de 2009 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará conjuntamente con su declaración anual del impuesto a los rendimientos petroleros declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas, el 0.74 por ciento del valor total de las enajenaciones de gasolina que realice a dichas estaciones de servicio. El monto de ingresos que deje de percibir Petróleos Mexicanos por este concepto podrá ser disminuido de los pagos mensuales que del impuesto especial sobre producción y servicios debe efectuar dicho organismo en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

En caso de que, antes del ejercicio de facultades de comprobación por parte de las autoridades fiscales, Pemex-Exploración y Producción modifique las declaraciones de pago del derecho adicional a que se refiere el artículo Sexto Transitorio del Decreto por el que se reforman diversas disposiciones del Capítulo XII del Título Segundo de la Ley Federal de Derechos, publicado en el Diario Oficial de la Federación el 21 de diciembre de 2005, correspondientes al ejercicio fiscal de 2006 y entere diferencias a cargo por concepto de ese derecho, en relación con dichas diferencias no se aplicará lo dispuesto en el primer párrafo del artículo 21 del Código Fiscal de la Federación, a excepción de lo relativo a la actualización.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución, conforme a la Ley del Banco de México y los concentrará en la Tesorería de la Federación.

Para dar cumplimiento a lo establecido en el artículo 257, último párrafo, de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2008 será por una estimación máxima de 3,200.0 y 1,700.0 miles de barriles diarios en promedio, respectivamente.

Capítulo III

De las Facilidades Administrativas y Estímulos Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

a). Tratándose de pagos a plazos en parcialidades hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.

b). Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.

c). Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.50 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Así mismo, se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las Entidades Federativas, organismos autónomos por disposición Constitucional de éstas, organismos públicos descentralizados de las mismas y los Municipios, por la otra, en los cuales se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las Entidades Federativas, por la otra, en los cuales se señalen los incentivos que perciben las propias Entidades Federativas y, en su caso, los Municipios, por las mercancías o vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del Fisco Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2008, por el uso o aprovechamiento de bienes del dominio público o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, por la prestación de servicios y por el uso o aprovechamiento de bienes, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos que realicen dichos actos, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto de uso o aprovechamiento de bienes o por la prestación de servicios, que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso o aprovechamiento o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso o aprovechamiento de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso o aprovechamiento de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2008, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2008, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de 2008. Así mismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2008, sólo surtirán sus efectos para dicho año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal, el mismo se podrá destinar a la capitalización de los bancos de desarrollo o fomentar acciones que permitan cumplir con el mandato de dicha banca.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el Apartado A, fracción VI, numerales 11, 19, inciso D y 23, inciso D, del artículo 1o. de esta Ley, por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2008, se aplicarán los vigentes al 31 de diciembre de 2007, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0354
Febrero	1.0301
Marzo	1.0272
Abril	1.0250
Mayo	1.0256
Junio	1.0307
Julio	1.0294
Agosto	1.0250
Septiembre	1.0221
Octubre	1.0157
Noviembre	1.0108
Diciembre	1.0048

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en por cientos, se continuarán aplicando durante 2008 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2007, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para 2008.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquellos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2008, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Así mismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días del mes de julio de 2008, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2008, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos, que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2008, sólo surtirán sus efectos para dicho año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2008, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de 2008. Así mismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2008, se aplicarán los vigentes al 31 de diciembre de 2007, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0354
Febrero	1.0301
Marzo	1.0272
Abril	1.0250
Mayo	1.0256
Junio	1.0307
Julio	1.0294
Agosto	1.0250
Septiembre	1.0221
Octubre	1.0157
Noviembre	1.0108
Diciembre	1.0048

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en por cientos, se continuarán aplicando durante 2008 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2007, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para 2008.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, serán depositados, hasta por la cantidad que determine la Junta de Gobierno de dicho organismo, en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

Cuando las enajenaciones a que se refiere el párrafo anterior tengan por objeto títulos valor asociados a proyectos de infraestructura, los recursos en numerario que se obtengan podrán ser utilizados por acuerdo de la Junta de Gobierno del Servicio de Administración y Enajenación de Bienes, en los procesos de desincorporación de entidades, a través de su extinción o liquidación, para el pago de los conceptos derivados de dichos procesos; al remanente se le dará el destino que corresponda conforme a las disposiciones aplicables.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2008, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Así mismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días del mes de julio de 2008 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden por parte de las dependencias de la Administración Pública Federal o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

El incumplimiento en la concentración oportuna a que se refiere el párrafo anterior, generará a las citadas dependencias o a sus órganos administrativos desconcentrados, sin exceder sus presupuestos autorizados, la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte del promedio aritmético de las tasas de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, que dé a conocer el Banco de México dentro del periodo que dure la falta de concentración. En el caso de que por cualquier motivo se dejen de colocar los mencionados Certificados de la Tesorería de la Federación, se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la tasa de rendimiento de los mismos.

El monto de las cargas financieras se determinará dividiendo la tasa anual aplicable antes descrita entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando las dependencias acrediten ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, debiendo contar siempre con la validación respectiva del órgano interno de control de la dependencia de que se trate.

Se ratifica la procedencia de la concentración de los ingresos recaudados en el ejercicio de 2007 en la Tesorería de la Federación, por parte de las dependencias de la Administración Pública Federal o sus órganos administrativos desconcentrados que se haya realizado conforme a lo dispuesto en el presente artículo.

Las entidades sujetas a control directo, los poderes Legislativo y Judicial, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere el párrafo anterior, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos.

Las entidades sujetas a control indirecto, deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios Institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

Igualmente, no se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquiera otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de lo dispuesto en el primer párrafo de este artículo.

Para el ejercicio oportuno de los recursos a que se refiere el párrafo anterior, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de diez días hábiles, contados a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades de control presupuestario directo que los generen, para la realización del proyecto respectivo.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio, en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción de un fideicomiso que se hayan generado con cargo al presupuesto de una dependencia, deberán ser concentrados a la Tesorería de la Federación, bajo la naturaleza de aprovechamientos, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines para los cuales se creó el fideicomiso, salvo aquellos que en el contrato de fideicomiso esté previsto un destino distinto. Así mismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el Apartado A, fracción VI, numeral 19, con excepción del inciso D, del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación, hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido, las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos y desincorporación de entidades son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación, y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 5 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

En los procesos de desincorporación de entidades, a través de su extinción o liquidación, cuyas operaciones se encuentren garantizadas por el Gobierno Federal, el liquidador designado o responsable del proceso respectivo podrá utilizar los recursos disponibles de los mandatos y demás figuras análogas encomendadas al mismo por el Gobierno Federal, para el pago de los gastos y pasivos de dichos procesos de desincorporación previa opinión favorable, en cada caso, de la coordinadora de sector, del mandante o quien haya constituido la figura análoga y de la Comisión Intersecretarial de Desincorporación. Para los efectos anteriores, se constituirán los instrumentos jurídicos correspondientes que aseguren la transparencia y control en el ejercicio de los recursos.

Previa opinión favorable que, en cada caso, emita la o las coordinadoras de sector y de la Comisión Intersecretarial de Desincorporación, podrán utilizarse los recursos remanentes de procesos de desincorporación concluidos para el pago de los gastos y pasivos de los procesos de desincorporación que, al momento de la referida conclusión, sean deficitarios, para lo cual los recursos correspondientes deberán identificarse por el liquidador o responsable del proceso en una subcuenta específica.

Cuando los pasivos de las entidades a que se refiere el séptimo párrafo de este artículo tengan como acreedor al Gobierno Federal o a alguna entidad paraestatal de la Administración Pública Federal, operará de pleno derecho la extinción de dichos pasivos sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas. En los mismos términos se extinguirán los créditos o derechos que sobre el Gobierno Federal o alguna entidad paraestatal de la Administración Pública Federal tengan esas entidades, siempre y cuando no sean deficitarias.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, serán destinados en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República y a la Secretaría de Salud. Dichos recursos serán entregados conforme a lo dispuesto en el artículo 89 de la citada Ley.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008, entre las que se comprende de manera enunciativa a las siguientes:

Petróleos Mexicanos y sus organismos subsidiarios.

Comisión Federal de Electricidad.

Instituto Mexicano del Seguro Social.

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Luz y Fuerza del Centro.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Se faculta a las autoridades fiscales para que lleven a cabo la cancelación de los créditos fiscales cuyo cobro les corresponda efectuar, en los casos en que exista incosteabilidad.

Para que un crédito se considere incosteable, la autoridad fiscal evaluará los siguientes conceptos: monto del crédito, costo de las acciones de recuperación, antigüedad del crédito y probabilidad de cobro del mismo.

La Junta de Gobierno del Servicio de Administración Tributaria establecerá, con sujeción a los lineamientos establecidos en los párrafos primero, segundo y cuarto de este artículo, el tipo de casos o supuestos en que procederá la cancelación a que se refiere este artículo.

La cancelación de los créditos a que se refieren los párrafos anteriores de este artículo no libera de su pago.

Cuando con anterioridad al 31 de diciembre de 2007, una persona hubiere incurrido en infracción a las disposiciones aduaneras, en los casos a que se refiere el artículo 152 de la Ley Aduanera y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada, si por las circunstancias del infractor o de la comisión de la infracción, el crédito fiscal aplicable no excede a 3,500 unidades de inversión o su equivalente en moneda nacional al 1 de enero de 2008.

La Secretaría de Hacienda y Crédito Público entregará un informe detallado a las Cámaras de Diputados y Senadores del Congreso de la Unión, que deberá ser enviado a más tardar el 31 de octubre de 2008, de las personas físicas y morales que hayan sido sujetas a la aplicación de los párrafos anteriores de este artículo y los procesos deliberativos de la Junta de Gobierno del Servicio de Administración Tributaria para determinar los casos de incosteabilidad. Dicho informe deberá contener al menos lo siguiente: sector, actividad, tipo de contribuyente y porcentaje de cancelación.

Así mismo, el informe a que se refiere el párrafo anterior deberá contener el reporte de las causas que originaron la incosteabilidad de cobro.

De conformidad con las reglas que al efecto emita la Secretaría de Hacienda y Crédito Público dentro de los 90 días posteriores a la entrada en vigor de esta Ley, tomando en cuenta la situación financiera de los Municipios y demarcaciones territoriales del Distrito Federal, la Comisión Federal de Electricidad y Luz y Fuerza del Centro, según corresponda, podrán aplicar los pagos corrientes que reciban de dichos Municipios o demarcaciones territoriales, por concepto de suministro de energía eléctrica, a la disminución de adeudos históricos que registren al cierre del mes de diciembre de 2007. Lo anterior, siempre y cuando las Entidades Federativas a las que pertenezcan los Municipios o demarcaciones territoriales contemplen en su legislación local el destino y afectación de aportaciones federales que puedan utilizarse al pago de dichos servicios.

En caso de incumplimiento a las obligaciones de pago por suministro de energía eléctrica, por parte de los Municipios o de las demarcaciones territoriales del Distrito Federal, a los que se les haya cancelado sus adeudos por dicho concepto o se hayan acogido a lo dispuesto en el párrafo anterior, la Comisión Federal de Electricidad y Luz y Fuerza del Centro, según corresponda, podrán solicitar al gobierno local respectivo, previa acreditación del incumplimiento, la retención y pago del adeudo con cargo a las aportaciones federales que correspondan al Municipio o demarcación territorial de que se trate. Sólo podrá solicitarse la retención y pago señalados cuando el adeudo tenga una antigüedad mayor a 90 días naturales.

La Comisión Federal de Electricidad y Luz y Fuerza del Centro podrán ceder, afectar y, en términos generales, transferir los recursos derivados de la retención a que se refiere el párrafo anterior a fideicomisos u otros mecanismos de fuente de pago o de garantía constituidos para el financiamiento de infraestructura prioritaria relacionada con el suministro de energía eléctrica.

Artículo 16. En materia de estímulos fiscales, durante el ejercicio fiscal de 2008, se estará a lo siguiente:

I. Para la aplicación del estímulo fiscal a que hace referencia el artículo 219 de la Ley del Impuesto sobre la Renta, se estará a lo siguiente:

   a). El Comité Interinstitucional continuará formado por un representante del Consejo Nacional de Ciencia y Tecnología, uno de la Secretaría de Economía, uno de la Secretaría de Hacienda y Crédito Público, quien presidirá el Comité y tendrá voto de calidad, y uno de la Secretaría de Educación Pública.

   b). El monto total del estímulo a distribuir entre los aspirantes del beneficio, no excederá de 4,500 millones de pesos para el año de 2008.

   c). El monto total se distribuirá de la siguiente manera:

   1. 1,000 millones de pesos se destinarán a proyectos de investigación y desarrollo de tecnología en fuentes alternativas de energía, así como a proyectos de investigación y desarrollo de tecnología de la micro, pequeña y mediana empresa.

   2. 1,000 millones de pesos se destinarán a proyectos de creación de infraestructura especializada para centros de investigación cuyos proyectos hayan sido dictaminados como proyectos orientados al desarrollo de productos, materiales o procesos de producción que representen un avance científico o tecnológico.

   3. 1,000 millones de pesos se destinarán a proyectos que estén vinculados con instituciones de educación superior y centros públicos de investigación. Para estos efectos, existirá vinculación cuando más del 20% del gasto total del proyecto haya sido ejercido a través de dichas instituciones o centros.

   4. 1,500 millones de pesos se distribuirán entre el resto de los solicitantes.

   En el caso de que al 31 de octubre de 2008 las solicitudes de estímulo fiscal correspondientes a los numerales 1, 2 y 3 de este inciso no fueran suficientes para asignar los montos establecidos, los remanentes podrán ser utilizados para incrementar el monto establecido en el numeral 4 anterior.

   d). El Comité Interinstitucional estará obligado a publicar a más tardar el último día de febrero de 2009, el monto del estímulo distribuido durante el ejercicio anterior, así como los contribuyentes beneficiados y los proyectos por los cuales fueron merecedores de este beneficio.

Los contribuyentes podrán aplicar el estímulo fiscal a que se refiere esta fracción contra el impuesto sobre la renta que tenga a su cargo, en la declaración anual del ejercicio en el que se otorgó dicho estímulo o en los ejercicios siguientes hasta agotarlo.

II. Se otorga una franquicia postal y telegráfica a las Cámaras de Diputados y Senadores del Congreso de la Unión. Para estos efectos, cada una de las Cámaras determinará las reglas de operación conducentes.

III. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales y que para determinar su utilidad puedan deducir el diesel que adquieran para su consumo final, siempre que se utilice exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de dicho combustible.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos, locomotoras y a los vehículos de baja velocidad o de bajo perfil que por sus características no estén autorizados para circular por sí mismos en carreteras federales o concesionadas, y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

IV. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

a). Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel.

Para estos efectos, el monto que podrán acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que podrán acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial Sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores les hayan enajenado. En ningún caso procederá la devolución de las cantidades a que se refiere este inciso.

b). Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas, en el caso previsto en el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el inciso anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente a la fracción II del citado artículo, incluido dentro del precio señalado.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dicho impuesto.

V. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción III del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción IV que antecede, en lugar de efectuar el acreditamiento a que el mismo se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a $747.69 mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a $747.69 mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de $7,884.96 mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de $14,947.81 mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2008 y enero de 2009.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción III de este artículo, distinguiendo entre el diesel que se hubiera destinado para los fines a que se refiere dicha fracción, del diesel utilizado para otros fines. Dicho registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

Para obtener la devolución a que se refiere esta fracción se deberá presentar la forma oficial 32 de devoluciones, ante la Administración Local de Recaudación que corresponda, acompañada de la documentación que la misma solicite, así como la establecida en la presente fracción.

El derecho para la recuperación mediante acreditamiento o devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no lo acredite o solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

VI. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del

Impuesto Especial sobre Producción y Servicios, que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. Lo dispuesto en esta fracción también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 215 de la Ley del Impuesto sobre la Renta.

El acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del mes en que se adquiera el diesel o los doce meses siguientes a aquél en que se adquiera el diesel o contra el impuesto del propio ejercicio.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

VII. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

El acreditamiento de los gastos a que hace referencia esta fracción se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del ejercicio en que se realicen dichos gastos o contra el impuesto del propio ejercicio, en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Lo dispuesto en esta fracción también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación de este beneficio.

VIII. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel marino especial para su consumo final y que sea utilizado exclusivamente como combustible en embarcaciones destinadas al desarrollo de las actividades propias de la marina mercante, consistente en permitir el acreditamiento de un monto equivalente al del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A fracción I de la Ley del Impuesto Especial sobre

Producción y Servicios, que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de diesel marino especial.

En los casos en que el diesel marino especial se adquiera de agencias o distribuidores autorizados, el monto que los contribuyentes podrán acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a tales agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a dichos contribuyentes.

Para los efectos de lo dispuesto en los párrafos anteriores, el comprobante que se expida deberá reunir los requisitos previstos en los artículos 29 y 29-A del Código Fiscal de la Federación, sin que se acepte para los efectos del estímulo a que se refiere esta fracción comprobante simplificado.

Cuando el monto a acreditar a que se refiere esta fracción sea superior al monto de los pagos provisionales o definitivos de los impuestos contra los que se autoriza el acreditamiento, la diferencia se podrá acreditar contra los pagos subsecuentes, correspondientes al año de 2008. En ningún caso procederá la devolución de las cantidades a que se refiere esta fracción.

El acreditamiento a que se refiere la presente fracción deberá efectuarse, sin excepción alguna, a más tardar en las fechas siguientes:

1. Tratándose del impuesto al valor agregado, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al mes de diciembre de 2008.

2. Tratándose del impuesto sobre la renta, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al ejercicio de 2008.

Para aplicar el estímulo fiscal a que se refiere la presente fracción, los contribuyentes deberán cumplir, además, con lo siguiente:

a). Estar inscritos en el Registro Federal de Contribuyentes y en el Registro Público Marítimo Nacional como empresa naviera.

b). Presentar en la Administración Local de Recaudación o en la Administración Regional de Grandes Contribuyentes, según sea el caso, que corresponda a su domicilio fiscal, dentro de los cinco días posteriores a la presentación de las declaraciones provisionales o del ejercicio del impuesto sobre la renta o definitivas tratándose del impuesto al valor agregado, en las que se efectúe el acreditamiento a que se refiere esta fracción, copia de las mismas, adjuntando la siguiente documentación:

    1. Copia del despacho o despachos expedidos por la Capitanía de Puerto respectiva, a las embarcaciones de su propiedad o bajo su legítima posesión en las que haya utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere la presente fracción, en el que deberá constar el puerto y fecha de arribo.

    En el caso de embarcaciones a las que la Capitanía de Puerto les haya expedido despachos de entradas y salidas múltiples, se deberá anexar copia de dichos despachos en los que deberá constar la fecha de cada una de las ocasiones en que entró y salió del puerto la embarcación.

    Tratándose de embarcaciones que sólo realizan navegación interior, los contribuyentes deberán presentar copia del informe mensual rendido a la Capitanía de Puerto sobre el número de viajes realizados.

    Los duplicados de los documentos mencionados en este inciso deberán contener el sello y la firma originales de la autoridad marítima que los expida.

    2. Escrito en el que se mencione el número de la inscripción del contribuyente en el Registro Público Marítimo Nacional como empresa naviera, manifestando la siguiente información de cada una de las embarcaciones propiedad de la empresa o

que se encuentren bajo su legítima posesión en las que hayan utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere esta fracción:

i). Nombres de las embarcaciones;

ii). Matrículas de las embarcaciones;

iii). Eslora y tonelaje de registro bruto de cada embarcación;

iv). Capacidad de carga de combustible, y

v). Cálculo promedio de su consumo de combustible en millas náuticas por galón.

3. Copias simples de los comprobantes fiscales expedidos a favor del contribuyente por la adquisición del diesel marino especial, correspondientes al periodo que abarque la declaración provisional, definitiva o del ejercicio, en que se aplicó el estímulo fiscal.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos.

IX. Se otorga un estímulo fiscal a los contribuyentes del derecho por el uso de bandas de frecuencias del espectro radioeléctrico, por el servicio de televisión restringida de servicio fijo de distribución terrenal punto a multipunto, consistente en el acreditamiento de una cantidad equivalente al monto que se hubiera causado a partir del 1 de enero de 1999 al 31 de diciembre de 2007, incluyendo sus accesorios, por concepto de los aprovechamientos que con motivo de dichas bandas deban cubrir en términos del artículo 14 de la Ley Federal de Telecomunicaciones o del título de concesión correspondiente, contra los adeudos derivados del propio aprovechamiento del 1 de enero de 1999 al 31 de diciembre de 2007.

Para los efectos de esta fracción no se considerará pago efectivo del derecho previsto en el artículo 244 de la Ley Federal de Derechos las cantidades que hubieren sido devueltas al contribuyente por cualquier razón.

Para acogerse a los beneficios de la presente fracción los contribuyentes deberán presentar una solicitud ante la Comisión Federal de Telecomunicaciones, acompañando a dicha solicitud los siguientes documentos:

1. Escrito en el que se realice el reconocimiento de los créditos fiscales generados por los aprovechamientos derivados de la contraprestación que deban cubrir en términos del artículo 14 de la Ley Federal de Telecomunicaciones o del título de concesión correspondiente. En dicho documento deberá establecerse el monto del crédito fiscal a valor histórico, así como el de las actualizaciones y recargos, conforme al cálculo que se realice en los términos de las disposiciones fiscales aplicables.

   Lo anterior, sin menoscabo del ejercicio de las facultades de comprobación en esta materia de la Secretaría de Hacienda y Crédito Público, así como de la Comisión Federal de Telecomunicaciones.

2. Que acrediten que a la fecha de la presentación de la solicitud se encuentran al corriente en el cumplimiento de las obligaciones fiscales a su cargo por concepto del derecho por el uso de bandas de frecuencias del espectro radioeléctrico, por el servicio de televisión restringida de servicio fijo de distribución terrenal punto a multipunto que establece el artículo 244 de la Ley Federal de Derechos.

3. En el caso de que se hubiese interpuesto algún medio de defensa en contra del cobro de los aprovechamientos o de los derechos a que se refiere esta fracción, se deberá acompañar copia sellada del desistimiento correspondiente y copia certificada del acuerdo o resolución dictados por la autoridad u órgano jurisdiccional que conozca del asunto, en el que se ponga fin a la controversia.

   Si con anterioridad a la entrada en vigor de esta Ley el contribuyente interpuso medio de defensa ante los tribunales competentes y, respecto de dicho medio de defensa, se hubiera dictado resolución definitiva en la cual hubiera dado como consecuencia el liberar de la obligación de pagar el aprovechamiento o el derecho antes referidos, no será sujeto de los beneficios que establece este ordenamiento, por lo que hace a los créditos fiscales, materia de dicho medio de defensa ni por las demás cantidades cuyo pago se hubiere liberado con motivo del referido medio de defensa.

La aplicación del beneficio establecido en esta fracción no dará lugar a devolución o compensación alguna.

Los beneficiarios de los estímulos previstos en las fracciones III, VI y VII del presente artículo, quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones III, IV y V del presente artículo, no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones VI y VII de este artículo podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos que se otorgan en el presente artículo están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada estímulo establece la presente Ley.

En materia de exenciones, durante el ejercicio fiscal de 2008 se estará a lo siguiente:

1. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquéllos eléctricos que además cuenten con motor de combustión interna.

2. Se exime del pago del derecho de trámite aduanero que se cause por importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales y subsidios siguientes:

I. Los relacionados con comercio exterior:

a). A la importación de artículos de consumo a las regiones fronterizas.

b). A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los por cientos o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2007.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere este artículo, así como los sectores objeto de este beneficio.

Artículo 18. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, Decretos Presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Así mismo, se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos, o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 19. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial, de la Federación, los Tribunales Administrativos, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades sujetas a control directo, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados en la Ley de Ingresos de la Federación de la dependencia, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso o aprovechamiento de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias y entidades.

Artículo 20. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial, así como de los Tribunales Administrativos, del Instituto Federal Electoral y de la Comisión Nacional de los Derechos Humanos.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades, a más tardar el último día hábil de enero de 2008 y durante dicho ejercicio fiscal, conforme se modifiquen.

Artículo 21. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 22. Para los efectos de lo dispuesto por los artículos 58 y 160, de la Ley del Impuesto Sobre la Renta, durante el ejercicio fiscal de 2008 la tasa de retención anual será del 0.85 por ciento.

Capítulo IV

De la Información, la Transparencia, y la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 23. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública a que se refiere el artículo 107, fracción I, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, incluyendo a las entidades paraestatales contempladas en los Tomos V y VI del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

Adicionalmente, en los informes a que se refiere el párrafo anterior se deberá incluir la información relativa a los ingresos obtenidos por cada uno de los proyectos de inversión financiada directa y condicionada establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2008; así como la información relativa al superávit de cada uno de los organismos y empresas de control directo que establece el apartado B del artículo 1o. de esta Ley.

Así mismo, con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, se deberá incluir en el Informe a que se refiere el primer párrafo de este artículo, la información correspondiente a los indicadores que a continuación se señalan:

1. Avance en el padrón de contribuyentes.

2. Información estadística de avances contra la evasión y elusión.

3. Avances contra el contrabando.

4. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

5. Plan de recaudación.

Por única ocasión, la Secretaría de Hacienda y Crédito Público, deberá incluir en el informe de recaudación neta, un reporte de Grandes Contribuyentes agrupados por cantidades en los siguientes rubros: Empresas que consolidan fiscalmente; empresas con ingresos acumulables en el monto que señalan las leyes; sector financiero; sector gobierno; empresas residentes en el extranjero y otros. Las empresas del sector privado, además, deberán estar identificadas por el sector industrial, primario y/o de servicios al que pertenezcan.

Así mismo, los informes trimestrales deberán contener los montos recaudados en cada periodo por concepto de los derechos de los hidrocarburos, estableciendo los ingresos obtenidos específicamente por la extracción de petróleo crudo, de gas natural en rubros por separado, en concordancia con lo dispuesto en el Capítulo XII del Título Segundo de la Ley Federal de Derechos.

Artículo 24. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 25. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2008.

Artículo 26. Los estímulos fiscales y las facilidades que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal 2009 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el presupuesto de gastos fiscales.

Artículo 27. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística, Geografía e Informática y el Servicio de Administración Tributaria, obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos organismos con objeto de mantener sus bases de datos actualizadas.

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información así obtenida no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, pero será considerada confidencial para los efectos de la Ley de Información Estadística y Geográfica y de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información estadística que se obtenga con los datos a que se refiere el presente artículo podrá ser objeto de difusión pública.

Artículo 28. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 30 de junio de 2008, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades, estímulos, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal. Dicho presupuesto deberá contener los montos referidos estimados para el ejercicio fiscal de 2009 desglosado por impuesto y por cada uno de los rubros que la ley respectiva contemple.

La Secretaría de Hacienda y Crédito Público, deberá acompañar el Presupuesto de Gastos Fiscales, con un reporte de donatarias autorizadas, en el que se deberá señalar, para cada una, los donativos deducibles obtenidos y las Entidades Federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria. Para la generación de este reporte, la información se obtendrá, entre otras fuentes, de la que las donatarias autorizadas estén obligadas a presentar en el dictamen fiscal simplificado a que se refiere el Código Fiscal de la Federación.

La Secretaría de Hacienda y Crédito Público, mediante convenio con cada una de las Entidades Federativas, deberá realizar un estudio en que se demuestre el efecto de la Reforma Integral de la Hacienda Pública en la situación de las haciendas públicas estatales y municipales.

La realización del estudio a que se refiere el párrafo anterior, deberá publicarse en la página de Internet de la Secretaría de Hacienda y Crédito Público, así como entregarse a la Cámara de Diputados a más tardar el último día hábil de mayo de 2009.

Artículo 29. Con el propósito de transparentar la formación de pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá hacer llegar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2008, una definición de los balances fiscales, junto con la metodología respectiva, en que se incluya de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 30. En el ejercicio fiscal de 2008, toda Iniciativa en materia fiscal, incluyendo aquellas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2009, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Así mismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda Iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

1. Que se otorgue certidumbre jurídica a los contribuyentes;

2. Que el pago de los impuestos sea sencillo y asequible;

3. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización, y

4. Que las contribuciones sean estables para las finanzas públicas.

Estas disposiciones deberán incluirse en la exposición de motivos de la Iniciativa, las cuales deberán ser tomadas en cuenta en la elaboración de los dictámenes que emitan las Comisiones respectivas en el Congreso de la Unión. La Ley de Ingresos de la Federación únicamente incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal 2009, deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en dicha Iniciativa, así como las proyecciones de estos ingresos para los próximos cinco años.

Artículo 31. Con la finalidad de transparentar el calendario mensual de ingresos que, en términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, debe publicar la Secretaría de Hacienda y Crédito Público, en el Diario Oficial de la Federación 15 días hábiles después de la publicación de esta Ley, dicha dependencia deberá entregar a la Comisión de Hacienda y Crédito Público de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo, la metodología y criterios adicionales que hubiese utilizado para dicha estimación, misma que deberá ser incluida en citada publicación.

Transitorios

Primero. La presente Ley entrará en vigor el 1o. de enero de 2008.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales a la Importación y Exportación efectuadas por el Ejecutivo Federal durante el año de 2007, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

México, D.F., a 30 de octubre de 2007.- Dip. **Ruth Zavaleta Salgado**, Presidenta.- Sen. **Santiago Creel Miranda**, Presidente.- Dip. **Maria del Carmen Salvatori Bronca**, Secretaria.- Sen. **Renán Cleominio Zoreda Novelo**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a cinco de diciembre de dos mil siete.- **Felipe de Jesús Calderón Hinojosa**.- Rúbrica.- El Secretario de Gobernación, **Francisco Javier Ramírez Acuña**.- Rúbrica.

END